
IDEX Corporation















New products & new markets...

...eginning of ...s apart.


03
ANNUAL REPORT



TABLE OF CONTENTS



IDEX Corporation is the world leader in fluid-handling technologies for positive displacement pumps, dispensing equipment for color formulation, and other highly engineered products including fire suppression equipment, rescue tools, and stainless steel custom banding.

IDEX products are sold to a wide range of customers for use in diverse applications throughout the world.

IDEX is committed to creating sustainable, profitable growth through:

- Leveraging operational excellence tools like Lean/Kaizen, Six Sigma and Global Sourcing;
- Continually innovating new products and applications; and
- Complementing organic growth with high quality, strategic acquisitions in expanding markets.

2003 Markets Served



- 20% Paints & Coatings
- 17% Fire & Rescue
- 11% Machinery
- 10% Chemical Processing
- 7% Water Treatment
- 7% Life Sciences / Medical
- 6% Petroleum – LPG
- 5% Food & Beverage
- 5% Transportation Equipment
- 3% Electronics
- 9% Other



IDEX

Financial Highlights

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

Years ended December 31,	2003	Change	2002	Change	2001
Results of Operations					
Net sales	$ 797,920	8 %	$ 742,014	2 %	$ 726,947
Operating income	109,862	9	100,372	37	73,438
Net income	62,352	15	54,112	65	32,710
Goodwill and trademark amortization	–	–	–	(100)	11,433
Net income excluding goodwill and trademark amortization	62,352	15	54,112	23	44,143
Financial Position					
Working capital	$ 108,815	(4)%	$ 112,928	(11)%	$ 127,565
Total assets	960,739	3	931,050	11	838,804
Total debt	176,546	(27)	241,051	(17)	291,820
Shareholders' equity	592,102	17	506,791	26	401,112
Performance Measures					
Percent of net sales:					
Operating income	13.8%		13.5%		10.1%
Net income	7.8		7.3		4.5
Return on average assets	6.6		6.1		4.1
Debt as a percent of capitalization	23.0		32.2		42.1
Return on average shareholders' equity	11.3		11.9		8.4
Per Share Data – Diluted					
Net income	$ 1.87	12 %	$ 1.67	59 %	$ 1.05
Goodwill and trademark amortization	–	–	–	(100)	.37
Net income excluding goodwill and trademark amortization	1.87	12	1.67	18	1.42
Cash dividends paid	.56	–	.56	–	.56
Shareholders' equity	17.95	15	15.60	20	13.05
Other Data					
Employees at year end	3,689	(5)%	3,863	– %	3,873
Shareholders at year end	5,700	21	4,700	(15)	5,500
Diluted weighted average shares outstanding (in 000s)	33,315	3	32,483	5	31,047

Total Shareholders' Return


IDEX
S&P 500 Index
Russell 2000 Index
$500
400
300
200
100
92 93 94 95 96 97 98 99 00 01 02 03

The company's business model helped it outperform major indices again in 2003. IDEX's total return on a $100 investment in 1992 was 362% versus 214% for the S&P 500 and 195% for the Russell 2000.

Net Sales

(in millions)


$800
700
600
500
400
300
200
100
92 93 94 95 96 97 98 99 00 01 02 03

Since 1992, sales have grown at a compound annual rate of 12.6%. The 8% sales increase in 2003 resulted from the inclusion of acquisitions, favorable currency translation and a slight increase in base business activity.

Diluted Earnings per Share

(continuing operations)


$2.20
2.00
1.80
1.60
1.40
1.20
1.00
.80
.60
.40
.20
92 93 94 95 96 97 98 99 00 01 02 03

Economic weakness in recent years reduced IDEX's 11-year compound annual growth rate to 10.1%. However, the operating leverage developed over the last three years should strengthen the bottom line as the economic environment improves.

Letter to Shareholders

Dennis K. Williams
Chairman, President and Chief Executive Officer

To Our Shareholders:
In 2003, IDEX continued to move ahead with its strategy of operational excellence. Again this year, we saw tangible evidence that the strategy is working as the company delivered improved performance in a flat economic environment. Rapid continuous improvement using the IDEX "tool kit" is becoming a way of life throughout the company. In the highly competitive global markets we serve, operational excellence and rapid continuous improvement are a necessity, but alone are not sufficient to propel a company into the future. What will really define the winners of the future is how they innovate and grow.

We have produced significant benefits from our initiatives and that's gratifying. But what really excites us is the innovation that is spreading throughout the company. It is this innovative, entrepreneurial spirit that will set IDEX apart from its competitors in the future.


BUSINESS STRATEGY
Growth
New Products
New Markets
Acquisitions
Operational
Excellence
- Lean/Kaizen
- Six Sigma
- Global Sourcing
Margin Expansion
Cash Generation
Innovation

Operational excellence tools are at the heart of the business strategy to improve top- and bottom-line performance at IDEX.

Operational Improvements
In 2003, after two years of decline, we produced modest organic sales growth in our base businesses. In each of the last five quarters, we have generated year-over-year organic sales growth. The Hale, BAND-IT, and FAST & Fluid Management businesses produced nice organic growth, which more than offset the slight weakness we continued to experience in the industrial pump segment. The organic growth was driven by a more global market focus and new product introductions.

In all four quarters of 2003, gross margins increased compared with the prior year. For the year, gross margins improved to 38.8%, up 90 basis points versus 2002. What makes this more impressive is that we have been able to improve our gross margins even though our R&D expenditures have doubled in the last three years.

Global sourcing produced $15.8 million in savings – a 34% increase over 2002. Savings from Lean Manufacturing, Kaizen and Six Sigma activities were $14.9 million – a 33% year-over-year improvement. Research & development spending was 2.2% of sales – still not the 3% to 4% that it ultimately will be, but a 36% increase over the amount spent in 2002. The company now has generated eight consecutive quarters of year-over-year gross margin expansion.

Operating margins were 13.8%, up 30 basis points compared with 2002. We were able to post this gain despite experiencing substantially higher "non-controllable" costs in areas like pension expense, directors' and officers' liability insurance, and Sarbanes-Oxley implementation. We carefully managed the remainder of our selling, general and administrative expenses and also continued to change the mix of skills – driving for more sales and applications engineers and fewer administrative people.

Net income increased by 15% to $62.4 million in 2003, as we reported year-over-year earnings improvement in all four quarters. This performance extends our string of year-over-year quarterly improvements to six.

Free cash flow of $91.4 million set a new record. This free cash flow was 147% of net income – a true testament to the quality of our earnings. Working capital was 13.6% of sales – another record performance. As a result, IDEX ended the year with the strongest debt to total capital in the history of the company, at 23%.

Given the economic environment, we are proud of the company's financial and operating performance in 2003.

Innovation

Most people would agree that innovation and speed are two critical factors for success in any competitive marketplace. The nagging question is: How do you get the "innovation machine" cranked up? This is a challenge, but we have seen growing momentum in 2003.

- Is this the result of our focus on CTCs – what's "critical to the customer"?
- Is it because we used a simple concept to redefine markets to help us identify new opportunities?
- Is it due to our implementation of a more disciplined tollgate process for new product development?
- Is it because we've trained our engineers in the Design for Six Sigma methodology?
- Is it, perhaps, the changes in leadership we've made at many of our business units?
- Does a new product success really energize business teams and inspire them to higher levels of innovation?
- Did the revision to our variable compensation plan have an impact?

The answer to all of these questions is a resounding *yes*.

There is not a single, large lever to throw to get the machine started – and the specific smaller levers are somewhat different in every business – but it starts with well-trained, disciplined, highly motivated people with a robust "tool kit" in every business unit. For IDEX, the list of innovations is growing daily:

- FAST & Fluid Management leveraging their technology and driving to create a new market in personal care products.
- BAND-IT finding exciting opportunities in the automotive and recreational vehicle markets.
- Hale creating new pump modules for the fire vehicle original equipment manufacturers.
- LUKAS' innovations in rescue tools – speed, weight, portability, power.
- Rheodyne's move into completely new markets, like hot tubs and proteomics.

The list is substantial and getting longer. Real innovations – many "first and only in the world" products. This innovation is exciting and will differentiate this company in the years to come.

Acquisitions

Acquisitions always have been an important element in IDEX's growth strategy, and 2003 was no exception. Two acquisitions were made in fiscal 2003 and another was completed in January of this year.

Sponsler's turbine meters are an important addition to our precision flow measurement product portfolio. With our global reach and strong position in the refined petroleum market, we see clear growth opportunities.

Classic Engineering adds important capability in our industrial pump business. With this acquisition, we can provide complete systems to our customers in chemical and municipal water treatment, versus just supplying components.

Manfred Vetter, acquired in January 2004, adds exciting new products to our fire and rescue business. Manfred Vetter is the world leader in pneumatic lifting devices for vehicle and air rescue, and its products will strengthen our presence in the global rescue and recovery market and open new market opportunities.

Corporate Governance

In January 2004, Frank Hermance, chairman and chief executive officer of AMETEK, Inc., joined the IDEX Board of Directors. Frank brings a wealth of global operating experience and we are delighted to have him as a new director.

Throughout 2003, we have been working hard to implement various provisions of the Sarbanes-Oxley Act. We are using this implementation as an opportunity to review and enhance our processes. We are involving our Lean champions and Six Sigma "Belts" at all of our business units. While the past governance practices were solid across the company, the work underway will help ensure that our key accounting and disclosure processes remain contemporary and robust.

Before ending this letter, I'd like to recognize the contributions of our Senior Vice President – Finance and Chief Financial Officer, Wayne Sayatovic. Wayne will retire in 2004 after 31 years of terrific contributions to IDEX and its predecessor company, Houdaille Industries. Wayne's experience and leadership will be missed, but we have a great replacement, Dominic Romeo. Dom is joining us from Honeywell and brings excellent experience and skills that will help propel our company forward in the years to come.

2004

In 2004, rapid process improvement and innovation will become more pervasive throughout the company. We expect to be able to continue the expansion of gross margins and operating margins. We believe the flow of new products will have an increasing, favorable impact on the organic growth rate of the company. Our strong balance sheet and great cash flow will enable continued acquisitions. We are hopeful the economy will improve in 2004, but remain confident we can deliver improved results even in a flat economic environment.

We appreciate the support of our customers, channel partners, employees and shareholders. Our commitment to all constituents is to have a skilled, energized team that can truly set IDEX apart and deliver improved results year after year.

Dennis K. Williams
Chairman, President and Chief Executive Officer
January 22, 2004

Operational excellence sets the foundation.



Ours is a culture focused on process and rapid continuous improvement in all aspects of our business. Through extensive training of our employees and leveraging operational excellence tools like Lean Manufacturing, Kaizen, Six Sigma and Global Sourcing, IDEX as a company has continued to perform well both financially and operationally despite the challenging economic conditions of the past few years.

This focus has enabled our company to reduce costs, increase efficiencies, improve operating margins, and enhance cash flow, while at the same time developing our employees and driving for metrics that are important to our customers. We call these metrics "critical to the customer", or "CTCs", and they involve things like shortened cycle time, on-time delivery, reduced warranty claims, and improved service response time, to name just a few.





Operational excellence is important in its own right, but more importantly, it is the enabler for growth and innovation throughout the company. The gross margin expansion allows reinvestment in R & D while expanding operating margins. Since 2001, R & D expenditures have more than doubled. This cash generation allows us to drive organic growth and make acquisitions. At the end of 2003, the company had the strongest balance sheet in its history.

Lean Manufacturing/Kaizen

One cornerstone of operational excellence at IDEX is the use of Lean Manufacturing and Kaizen tools to eliminate waste and continuously improve our processes both in manufacturing and other areas of our business.

The focus of Lean Manufacturing is to create a one-piece flow based on actual market needs, instead of a "batch" process based on forecasted use. Lean events typically take about one week. They are led by our trained Lean champions, who work with employees to create an "as is" process map. Together, the group determines a more efficient manufacturing flow using Lean techniques and principles. A new process flow is then developed that satisfies the actual customer demand.

A good example occurred in our Florida operations at Pulsafeeder. Using Lean Manufacturing techniques to map and take the non-value-added activities out of the manufacturing process for its PULSAtron® electronic metering pump, Pulsafeeder dramatically improved its production efficiency and on-time delivery performance. Daily operator productivity was increased by 43%, floor space was reduced by more than 70%, and cycle time decreased by 29%. As a result, Pulsafeeder is able to consistently deliver on its promise to build and ship the same day the customer places an order, making it an industry leader in cycle time, while also saving Pulsafeeder in excess of $60,000 annually.

Kaizen – which in Japanese means "continual improvement" – is one of the tools of Lean Manufacturing. Most Kaizen events within IDEX have been staged in manufacturing, where we have seen significant reductions in distance traveled, floor space, inventory, and cycle time. Increasingly, we also are utilizing Kaizen events to improve the transactional processes in the office.

Kaizen projects usually last from three to five days. An internal Kaizen champion works with employees to develop a process map of how a given job is done, and how materials flow through this process. The group then considers how to use Kaizen principles to create a more efficient flow and to eliminate non-value-added steps. The process is changed, and parts or components are produced in a new way by the end of the week.

BAND-IT, IDEX's stainless steel banding and clamping business, is a case in point. BAND-IT has made Kaizen a way of life, performing 24 separate Kaizen events in 2003 – one every two weeks. One such event improved the procedures used to process credit card payments from BAND-IT's customers. Prior to this project, when a customer paid with a credit card, operating procedures were poorly documented and rarely followed. Customers were frequently disappointed with either a failed or delayed transaction – and BAND-IT typically heard about the problems after the fact. Using Kaizen, BAND-IT mapped the credit card payment process and succeeded in removing 25 steps — all office waste. Customer satisfaction has improved dramatically and BAND-IT, which continues to monitor credit card orders to ensure they are meeting customer satisfaction, can focus on growing other areas of their business.

Currently, we have at least one trained Kaizen champion at each business location. This simple-but-powerful tool now is routinely used within IDEX to improve operations and enhance customer satisfaction. During 2003, Lean and Kaizen events saved the company about $2.5 million, a 34% increase over 2002. At the same time, our customers experienced the benefit of shorter cycle times and better on-time performance.

Lean, Kaizen, Six Sigma Savings
(in millions)


Six Sigma
Lean/Kaizen
$16
14
12
10
8
6
4
2
01
02
03

Total savings from operational excellence initiatives saved nearly $15 million in 2003, an increase of 33% over 2002. At the same time, our customers experienced shorter cycle times and better on-time performance.



Left: BAND-IT's "IT" series pneumatic tools

Above: Testing pneumatic lifting bags at Manfred Vetter

Right: Versa-Matic's Elima-Matic® series of 2" pumps

Operational excellence sets the foundation.



Six Sigma Black Belts
From left to right: Mike Westbrook, Mike Deering, Dave Masterson, Tom Dalbec, Alex Sadulski, Joe Beyer, Susanne Schilderman, Bob Traettino

Six Sigma

Certainly the most powerful tool in our operational excellence tool kit remains Six Sigma. The use of Six Sigma at IDEX continues to be driven both by the voice of our customers and the voice of our business.

In all cases, we identify the gap between what we, or our customers, expect and our actual performance. We then use whatever tools are necessary to close that gap. If simpler tools like Lean and Kaizen are insufficient, we use Six Sigma principles to resolve the problem.

Our Six Sigma effort helped IDEX continue to make important progress in 2003. We now have more detailed data, a sharper process orientation, and a greater number of "belts" – employees trained in Six Sigma techniques – at our company, who continue to lead or assist with projects.

Gross Margin
(includes R&D expenses)

☐ 2003
☐ 2002
☐ 2001

40%
38
36
34

Q1 Q2 Q3 Q4

The company has generated eight consecutive quarters of year-over-year gross margin expansion.



Right: ISMATEC MCP Series® Pro-280

Through their efforts, our business units completed 342 Six Sigma projects during 2003. These projects created hard savings in excess of $12 million, an increase of $3 million compared to 2002. Just as important, our customers continue to feel the difference. Across the company, our on-time delivery performance improved an average of four percentage points.

A good example of the power of Six Sigma occurred at Class 1, one of Hale Products' fire suppression businesses. Class 1 encountered a problem concerning a feature of their new specialty vehicle mutiplex system, known as the Es-Key® system. Used to electronically control fire and rescue trucks and transit buses, the Es-Key® system enables OEM customers the ability to connect with the system for diagnostic purposes via a modem using any analog phone connection. Class 1 was receiving complaints about its ability to consistently connect to the system. Using Six Sigma methods, Class 1 identified and resolved the root cause of the problem. The solution involved coordinating timing between off-the-shelf hardware and custom software. As a result, the customer can reliably connect to the Es-Key® system from any location, while Class 1 has dramatically reduced warranty expenses. The solution enabled Class 1 to maintain $500,000 in Es-Key® sales with a particular customer and its significant advantage over competing systems.


Free Cash Flow
(in millions)
$100
90
80
70
60
50
40
30
20
10
92 93 94 95 96 97 98 99 00 01 02 03

Free cash flow in 2003 of $91.4 million set a new record, and exceeded net income by 47%. This cash generation allows IDEX to invest in new products, new markets and strategic acquisitions to drive future growth.

Throughout the company, our businesses are moving increasingly from just using operational excellence tools, like Six Sigma, to truly running their businesses differently. In 2004, our operational excellence focus is evolving to more fully utilize the Design for Six Sigma methodology. This is expected to further enhance our longer term operating performance by ensuring even greater manufacturability and reliability in our new product designs.


IDEX TECHNOLOGY
6A

Global Sourcing

An important aspect of our commitment to operational excellence has been to rethink the ways in which we source materials used in our production facilities.

Our sourcing strategy is simple: to invest in and retain control over parts or processes that provide us a competitive advantage, and to outsource commodity items to suppliers who can provide us with the best value proposition. In our experience, global suppliers are able to achieve the high level of quality we demand at significantly lower costs.

Our global sourcing initiative continued to build momentum in 2003. Global sourcing savings totaled $15.8 million, a 34% improvement over 2002 and four times the savings realized in 2001 when we started the program.

During 2003, we increased the collaboration and sourcing leverage among many of our business units. This approach produced significant savings on some of our lower volume components. In one example, our Liquid Controls' Corken business was able to combine a number of its lower volume pump components in a leveraged sourcing package with other IDEX businesses. This saved Corken in excess of 40% over its prior sources.

In 2004, we expect the savings to continue as we identify additional components for outsourcing. We are also re-examining and refining our current logistics processes to meaningfully lower our transportation costs, especially important given our growing global presence.

In addition, we continue to improve and standardize our sourcing process, which shortens our cycle time for receiving and qualifying components from our new sources.

Global Sourcing Savings
(in millions)


$16
14
12
10
8
6
4
2
01
02
03

Continuing to build momentum, global sourcing generated nearly $16 million in savings, a 34% improvement over 2002.

Presence in China

In view of the continued globalization of our business, IDEX in 2003 established an initial base of manufacturing and sales operations in China. Our wholly owned manufacturing operation is located within a 65,000-square foot facility in Suzhou, just outside Shanghai, and provides assembly and production capability to serve our business units. We are currently assembling several pump products, as well as BAND-IT bands and buckles, in this facility. This facility builds on the focused Asia Pacific sales team, known as APG, that we created in 2002 to support our distributors and OEMs in nearly two dozen Asian countries.

As we enter 2004, our presence in China is becoming a springboard for our business units to produce and sell Chinese-manufactured products in Asian markets, where the market potential is clearly substantial. We also are using our base of operations in China to assemble a growing number of our products for export from China to North America and Europe. In the coming years, we will develop engineering expertise in China to design new products for the global markets we serve.



Above: IDEX's manufacturing operation in Suzhou, China

Right: Our presence in China is a springboard for our business units to produce and sell in Asian markets and export to North America and Europe.

New product innovation sets IDEX apart.



Operational excellence remains critical at IDEX. In the larger scheme, however, operational excellence is merely the foundation of any well-run manufacturing organization. Said another way, it's the "ticket to the game".

At IDEX, we believe the real differentiating feature of a successful manufacturing company is its ability to innovate new products – those that really excite customers – and to bring them quickly to market.

In 2003, our business units continued to innovate a number of new products, applications and markets to meet our customers' needs and propel our business forward. Highlighted here are examples of innovation – and a growing entrepreneurial spirit – throughout our company.

From the world's most powerful cutter at Hale Products' LUKAS rescue tool business, to a new hot tub chemical dosing unit at Rheodyne, our emphasis on innovation is paying off – and our customers are reaping the benefits.





Innovation at Pulsafeeder

Among IDEX's industrial pump businesses, Pulsafeeder is a provider of fluid metering, transfer and control technologies to a wide variety of industries from swimming pools to nuclear power plants. Pulsafeeder currently is getting great reviews for its new PULSAR HypoPump®.

The PULSAR HypoPump® is a sodium hypochlorite pump used for municipal water treatment. Its patented design offers significant advantages over the traditional hose-type and diaphragm pumps common in the industry. Demand for this pump has exceeded forecasts, and the PULSAR HypoPump® was recently recognized with the Frost & Sullivan 2003 Product Innovation Award for positive displacement pumps.

Operating as part of our Pulsafeeder business, newly acquired Classic Engineering helps Pulsafeeder and our other pump business units move from being component manufacturers to providers of value-added system solutions to the water, wastewater, chemical and industrial markets.

Innovation at Hale Products

Our Hale Products business, part of our Engineered Products Group, has been actively evolving itself from four independent businesses – Hale, Class 1, LUKAS and Hurst – into two powerful, global growth platforms in fire suppression and hydraulic equipment. The addition of Manfred Vetter in early 2004 will further strengthen our rescue tool business.

Leveraging engineering, manufacturing, and geographic synergies with a keen focus on customer needs, Hale Products has been among the most active IDEX business units in redefining its markets, innovating new products, and expanding its global reach.

While introducing a number of "world's first and only" products, Hale also is moving increasingly from being a component manufacturer to a provider of value-added system solutions.

In fire suppression, Hale is setting a new standard with the introduction in 2003 of the world's only all stainless steel fire truck pump package, known as the "Stainless Max". This is the first of a family of three stainless steel pump packages that will provide unparalleled durability and corrosion resistance. Its new fire truck pump modules and kits are changing the way OEMs produce their vehicles. The breadth of products in fire suppression allows a complete package that no other company can easily offer. The recent introduction of smart programmable switches and the "Command Master" display enhances our electronic offering for the fire and rescue market, while opening up new markets such as cutaway vans.

Similar to Hale's fire suppression businesses, its hydraulic equipment businesses, Hurst and LUKAS, are focused on what's critical to the customer. When it comes to rescue tool requirements, what counts is speed, weight, portability and power.

Building on a number of rescue tool firsts, including the original Hurst Jaws of Life® spreader and LUKAS rescue cutter introduced in 1972, Hurst and LUKAS continue to offer a steady stream of lighter, faster, more powerful new products to the rescue markets. All are aimed at extricating accident victims more quickly and saving lives.

New "Mini Mate" and "Back Pack" power units address a range of road, air, building collapse and other confined-space rescue challenges, supplying portable power to rescue workers under all types of conditions. These units power Hurst's and LUKAS' increasingly advanced rescue tool offerings including the world's only telescoping spreader, the world's only triple ram, and, new in 2003, the world's most powerful cutter. Known as the "Mother of All Cutters", it has a cutting force of 70 tons, which is 40% more powerful at the same weight than its predecessor. It is the only rescue tool with sufficient force to cut the higher strength materials in the structures of some of the latest model vehicles.

The LUKAS re-railing system offers a lighter weight, faster set-up, safer-to-use means for operators to re-rail trains and subway cars. Demand for this product continues to grow globally from India to the Phillipines to the United States.

R&D Expenditures
(percent of sales)


2.5%
2.0
1.5
1.0
0.5
00
01
02
03

Investment in research & development, which has doubled in the last three years, will continue to help to drive product innovation throughout the company.



Left: LUKAS' "Mother of All Cutters", the world's most powerful cutter

Above: The award-winning PULSAR HypoPump®

Right: Hale's fire truck pump module

New product innovation sets IDEX apart.

Innovation at FAST & Fluid Management

IDEX's FAST & Fluid Management business units, located in Italy, The Netherlands, and the United States, are another shining example of what can happen when a business gets the "innovation machine" started.

Underlying all the innovation is a global approach to product design and development – product families that make use of common hardware and software. This effort, started between the two European units in 2002, has built momentum globally in 2003.

In paints and coatings, our FAST & Fluid Management businesses now provide a family of automatic dispensing solutions for every size customer, from the large home centers to the small independent paint retailer. All dispensers – from the Harbil® 200/400/600 series in Europe to the Accutinter® 7000 and 8000 in North America – are aimed at providing our customers with better, faster, more reliable tools to help them grow their businesses. Our product family is the broadest in the marketplace.

Taking automatic paint dispensing to a new level, we recently developed and shipped the first of what we call an "all-in-one" machine. This machine, developed for and sold to a major paint manufacturer, dispenses both the base paint and the colorants. The base is dispensed from a large central tank, creating essentially a paint factory within a store. This approach creates shelf space, enhances productivity and results in fresher paints and more accurate tints.

In the personal care industry, FAST & Fluid Management's technologies now are used to custom blend and dispense a growing range of products. We are seeing an expanded presence for our Tintia® hair colorant machine within Europe and are working to bring this concept to North America. At the same time, Fluid Management's personal care product line, under the brand name, INFINA,® is offering new cosmetics manufacturers like Reflect True Custom Beauty, as well as traditional off-the-shelf cosmetics manufacturers, the ability to bring completely customized products to the retail store.

Currently in beta testing, the INFINA® system can formulate and deliver any of more than 300 shades of liquid foundation in a matter of minutes from a kiosk-style, touch-screen interface. The same system can be applied to other products like lipstick, eye shadow, nail polish, lotion, sunscreen and soaps. We are working with a number of cosmetics providers and are optimistic that the concept of mass customization at the point of sale will find wide acceptance and create a new market for our products.



Right: The INFINA® cosmetic dispenser and mixer is helping cosmetics manufacturers, like Reflect True Custom Beauty, bring completely customized products to the retail store.



Innovation at BAND-IT

BAND-IT, our stainless steel custom banding business, is another example of innovation at IDEX. BAND-IT, part of our Engineered Products Group, manufactures a wide array of stainless steel band and buckle systems, preformed clamps, cable ties, mounting hardware, and identification products and tools used in many end markets, from the aerospace industry to traffic signals to offshore oil rigs.

To drive innovation, BAND-IT developed a list of characteristics for which its product would be the superior choice – things like corrosive environment, permanent clamping, irregular shapes and hard surfaces. When these needs were present, the best solution generally would be BAND-IT.

Next, BAND-IT reassigned some of its key talent to applications engineering positions. These individuals went directly to OEMs that had these kinds of applications – auto, marine, and recreational vehicles – to test their ideas.

The result has been the discovery of several new applications where the BAND-IT product provides the best solution. These solutions will generate significant savings for the OEM and an expanding business for BAND-IT.

Innovation at Rheodyne

Rheodyne is another IDEX pump unit with an entrepreneurial mindset. The largest of our life sciences businesses, theirs is a story of how to take a single, core technology in two radically different market directions.

Rheodyne's historical leadership has been in the area of injectors, valves, fittings and accessories to the analytical instrument market. Rheodyne's products are used by the manufacturers of high performance liquid chromatography (HPLC) equipment that serve the pharmaceutical, biotechnology, life science, food and beverage, and chemical markets.

With a cultural mindset to obsolete its own products, Rheodyne developed the TitanEX® valve, a new low-pressure valve platform. Conceived initially to serve the traditional HPLC market within analytical instrumentation, this platform, in another example of breakthrough thinking, has recently found an additional and radically different area of interest in recreational water (or hot tubs).

Rheodyne now is bringing to market its new chemical dosing unit for hot tubs. This unit, centered around the TitanEX® valve platform, is a system used to automatically dose chemicals into the hot tub. This virtually eliminates the problem of manually adding or forgetting to add chemicals – chief factors behind the low incidence of repeat purchase in the hot tub industry. We are partnering with a leading manufacturer of premium hot tubs, and expect this new dosing unit and its companion chemical reagent package to significantly alter the way consumers maintain – and ultimately enjoy – their hot tub experience.

2003 Sales from New Products



☐ Sales from new products introduced since January 2001 represented 17% of total 2003 sales



Above: BAND-IT's "IT1000" industrial tool applying Tie-Lok® band to a front-wheel drive CV joint

Right: Rheodyne's new chemical reagent suitcase, used with its new dosing unit for hot tubs

Acquisition track record sets IDEX apart.

IDEX has established a solid acquisition track record, purchasing 25 companies since going public in 1989. All have been strategic in nature.

In evaluating acquisition candidates, we look for companies with leading, proprietary, highly engineered, brand name products. Target companies must be profitable and are expected to contribute to IDEX's earnings in the first year. Market positioning is also critical. Acquisition candidates generally have strong, adjacent market positions or complement current product lines. They typically reach a diverse customer base and have an experienced management team.

In short, our goal is to buy good businesses and make them better. We then focus on rapid integration using our operational excellence model to improve the operating margins of acquired companies and drive organic growth.


vetter
vetter



In 2003, two such companies met our acquisition criteria, resulting in the acquisitions of Sponsler Co., Inc. and Classic Engineering, Inc. In early 2004, we added Manfred Vetter GmbH to the IDEX portfolio of businesses. All three companies have good performance today and offer excellent long-term growth opportunities for IDEX.

With the lowest debt to capital ratio in company history at year-end 2003, IDEX is poised to continue its successful track record of acquisitions to complement organic growth.

Manfred Vetter GmbH

The newest addition to IDEX in January 2004, Manfred Vetter has sales of approximately $15 million and is the world leader in the design and manufacture of pneumatic lifting and sealing bags for vehicle and aircraft rescue.

Vetter, based in Zülpich, Germany, currently holds an estimated 30% share of the worldwide lifting and sealing bag market. Vetter also manufactures inflatable mobile decontamination tents, jump bags for building rescue, and oil and water aspirators for spill cleanup.

The addition of Vetter to our Hale Products' hydraulic equipment business meaningfully expands our rescue tool product portfolio, while opening up significant new avenues for IDEX in the environmental protection, disaster recovery and control, military, construction, and industrial maintenance markets. We see an opportunity to take the Vetter products to a more global market due to our worldwide presence, plus the potential to leverage the new markets on a global basis.

2003 Sales from Acquisitions



☐ 18% of 2003 sales came from acquisitions made since January 2001

Classic Engineering, Inc.

The addition of Classic Engineering in the fall of 2003 has become a catalyst for moving IDEX's Pulsafeeder business from a component manufacturer to a total solutions provider within the water, wastewater, chemical and industrial markets.

Lower left: Vetter's Pneumatic Rescue Set

Above left: Vetter's Rescue Walkway

Above: Classic Engineering's Chemical-Feed System

Right: Sponsler's Turbine Flow Meter

Acquisitions Complement Organic Growth
(aggregate purchase prices in millions)


$150
100
50
95
MICROPUMP
LUKAS
96
FLUID
MGMT
97
BLAGDON
KNIGHT
98
GAST
99
FAST
00
ISMATEC
TREBOR
01
CLASS 1
LIQUID CONTROLS
VERSA-MATIC
02
HALOX
RHEODYNE
WRIGHTECH
03
SPONSLER
CLASSIC

IDEX has a solid acquisition track record, purchasing 25 companies since going public in 1989, including the addition of Manfred Vetter in January 2004.

With sales of approximately $4 million, Classic designs, engineers and manufactures standard and custom chemical-feed systems, a new offering for IDEX. A typical chemical-feed and control system consists of pumps, motors, tank and mixer, valves, piping, process instrumentation and controls, all combined and assembled on a stainless steel or non-metallic frame.

Combining Classic's process and systems design know-how with our Pulsafeeder metering pump business, we are able to meet growing market demand, as resource-constrained industrial and municipal customers have shifted from buying individual components to purchasing complete, value-added systems. Building on this concept, we foresee additional systems solution opportunities for Classic Engineering with IDEX's other pump business units.

Sponsler Co., Inc.

The addition of Sponsler in mid-2003 is enabling us to offer a range of alternative precision-metering technologies to our customers worldwide.

A turbine flow meter manufacturer with annual sales of about $6 million, Sponsler is a leader in the custody transfer of cryogenic gases used in many end markets. In fact, Liquid Controls, a company we acquired in 2001, had been associated with Sponsler for several years through a private labeling agreement.

We've now formally linked Sponsler with Liquid Controls with the aim of globalizing the cryogenic application and providing pump, meter and register packages as we've done in the LP gas market. In addition, we foresee meaningful opportunities for precision metering in the general industrial and refined petroleum markets, especially in load-rack applications, the world over.







PULSAFEEDER / KNIGHT / HALOX / CLASSIC ENGINEERING	RHEODYNE	VIKING PUMP / JOHNSON PUMP / WRIGHTECH
Metering pumps, special purpose rotary pumps, peristaltic pumps, engineered system solutions, electronic controls, dispensing equipment, and on-site chlorine dioxide generators.	Precision, multi-position, electrically actuated, high- and low-pressure fluid injectors, switching valves, and accessories for manufacturers of laboratory instrumentation. Product breadth ranges from nano, micro, and analytical, to preparative-scale applications. Automated device for maintaining chemical balance of large volume aqueous solutions.	Rotary internal gear, external gear, lobe and circumferential piston pumps; strainers; gear reducers; pump systems and related electronic controls.
Pulsafeeder, Knight, Halox Technologies, Classic Engineering, PULSA Series, PULSAR, PULSAtron, PULSAtrol, Chem-Tech, Chem-Trak, Isochem, Mec-O-Matic, ECO, EASTERN, Foster, Cruise Control, Reporter, Halox 1000 and 2000, KP Pumps, Pro Series, Knight-Trak, HypoPump, Nutralizer, Unitech	RheFlex, RheBuild, MRA, TitanEX, LabPRO, TeleFLO, DuraLife, RPC-7, RPC-8, MBB, DryLab, ChromTRAC, Column Match, Method Match	Viking, Viking Mag Drive, Magnum, Viking Flow Manager, Vi-Corr, Vican, Lid Ease, DuraLobe, SteriLobe, AccuLobe, Classic, On-Line, Concept SQ, RTP, Wright Pump
Municipal water and wastewater treatment, power generation, pulp and paper, chemical and hydrocarbon processing, swimming pool, commercial laundry, dishwashing, food and beverage, cooling towers, boilers, potable water and health-care facilities. 30% of sales outside the U.S.	Pharmaceutical drug discovery, genomics, proteomics, and chemical processing. Techniques employed are HPLC (High Performance Liquid Chromatography), CE (Capillary Electrophoresis), and LC-MS (Liquid Chromatography-Mass Spectroscopy). Recreational water and health and beauty aids. 40% of sales outside the U.S.	Chemical, petroleum, pulp and paper, polymer, paint, ink, steel, construction, electric power, water and wastewater treatment, oil seeds, corn processing, sugar, food and beverage, personal care, pharmaceutical, biotechnology, tanker trucks, transportation, automotive, machinery lubrication, commercial cooking equipment, injection molding, compressors dispensing machinery, and boiler systems. 35% of sales outside U.S.
Wide range of pumps, controls, custom systems and other dispensing equipment for metering precise amounts of chemicals into a variety of process applications, including sanitation, purification, water hygiene, polymer applications and general cleaning. Point-of-use chlorine dioxide generators for controlling water-borne pathogens.	Industry standard for ultra high-duty cycle applications; management of nanoliter range volumes and related applications requiring ultra low-dispersion characteristics. Worldwide leader in automated sample injection and fluid switching sub-assemblies for manufacturers of analytical instruments including high performance liquid chromatographs, protein and DNA sequencers, and mass spectrometers. Maintenance of healthy chemical balance in portable spas.	Virtually all industries for process, transfer and metering of thin and viscous liquids from initial manufacturing through end-use. Typical liquids include: chemicals, petroleum products, paints, inks, coatings, adhesives, asphalt, foods, pharmaceuticals, soaps, beverages, and shampoos.
A leading manufacturer of metering pumps, controls, engineered chemical systems and dispensing equipment used for chemical injection in water treatment, process applications and warewash, laundry, and the food and beverage market. Estimated one-third U.S. market share. Patented on-site, non-acid chlorine dioxide generators for controlling water-borne pathogens.	Partnering in early product development stages to accelerate customers' product-to-market timeline. Worldwide reputation as an innovative designer and manufacturer of high-quality fluidic solutions, including the smallest (coffee cup-size) high-pressure valves available. Market leader in high-pressure sample injection, fluid switching, and fluid management systems. Award-winning customer service and technical support. Estimated 50% U.S. market share.	Largest internal gear pump producer with highly respected brand and estimated 40% share of U.S. internal gear pump market. The Wright Pump brand offers pumps and parts that are drop-in replacements for the leading brand of sanitary positive displacement pumps.
The award winning HypoPump with its patented, built-in degassing valve for pumping sodium hypochlorite. Innovative, low-cost Nutralizer pump for swimming pools and home markets. Chem-Trak, a central chemical processing system, for handling multiple-point dispensing in commercial laundry washing applications. A controller working in conjunction with the Halox generator to accurately dose chlorine dioxide. A complete line of standardized, highly engineered, platform-mounted chemical feed systems.	Nano-scale, high pressure, automated multi-port valves including sample injector and switching valves. Dosing engine and reagent suitcase to automatically maintain consistent chemical balance of water in portable spas.	Viking Mag Drive Magnum series of seal-less magnetic drive pumps with reversible direction of flow and short-term run-dry capabilities for toxic, hazardous or hard-to-seal fluids. Industrial lobe series of timed, bi-wing rotor pumps with patented rotor support system and choice of packing, component or cartridge seals, for shear-sensitive industrial liquids and high-pressure chemical applications. SteriLobe series sanitary lobe pumps with front-loading single, double, o-ring or DIN seals. Wright Pump Universal 1 series circumferential pistons pumps. New line of compact Viking In-Line Gear Reducers. Viking Power Load Monitor protects pumping systems from underload or overload conditions.
www.pulsa.com, www.pulsatron.com, www.knightequip.com, www.haloxtech.com, www.classicengineering.us	www.rheodyne.com, www.rheodyne.jp.com, www.titanexgroup.com, www.chromforum.com	www.vikingpump.com, www.johnsonpump.com, www.wrightpump.com, www.vikingpumpeurope.com, www.vikingpumpcanada.com, www.pumpschool.com
Rochester, New York » Punta Gorda, Florida » Lake Forest, California » Bridgeport, Connecticut » Enschede, The Netherlands » Jacksonville, Florida » London, England » Sydney, Australia	Rohnert Park, California	Cedar Falls, Iowa » Waukesha, Wisconsin » Windsor, Ontario Canada » Eastbourne, England » Shannon, Ireland

Business Profile







	GAST MANUFACTURING	LIQUID CONTROLS / CORKEN / SPONSLER	MICROPUMP / ISMATEC / TREBOR
PRODUCT OFFERINGS	Vacuum pumps, air motors, vacuum generators, regenerative blowers and fractional horsepower compressors.	Positive displacement, turbine, electromagnetic and coriolis mass flow meters. Electronic registration and control systems. Hose reels and heavy-duty dispensers. Positive displacement rotary vane pumps, side-channel pumps, regenerative turbine pumps, and small horsepower reciprocating piston compressors.	Small, precision-engineered, magnetically driven seal-less rotary gear, piston, sliding vane, micro-annular gear and centrifugal pumps. Precision peristaltic pumps, drives and fluid processing systems. High-purity double-diaphragm pumps, surge suppressors and deionized water heaters.
BRAND NAMES*	Gast, Regenair, Smart-Air, Roc-R, DDL, Performance LE (Life Extending) Service Plan Plus	LC, LCMAG, LCMASS, LectroCount, LCR, LCR-II, Corken, Coro-Flo, Coro-Vane, Coro-Vac, Sabre, SAMPI, Sponsler	Micropump, Delta, Integral Series » ISMATEC, Flowmaster, Cellmaster, MCP Series, Ecoline, MS-CA, IP Series, ASA Aroma » Trebor, Maxim, Champion, Magnum, Quantum, IQ, Quasar, Purus
MARKETS SERVED	Medical equipment, environmental equipment, computers and electronics, printing machinery, paint mixing machinery, packaging machinery, telecommunication equipment, fire protection equipment, graphic arts and industrial manufacturing. 20% of sales outside the U.S.	Refined fuels, aviation fuels, liquefied petroleum gas (LPG), cryogenics, chemicals, pharmaceuticals, oil and gas, petrochemical, food and beverage, pulp and paper, paints and coatings, transportation, nitric oxide reduction, refrigerants and general industrial. 50% of sales outside the U.S.	Paints and inks, medical equipment, chemical, energy and fuels, biotechnology and pharmaceutical, life science, cosmetics, clinical and diagnostic laboratory, electronics, food and beverage, pulp and paper, water treatment, aerospace and aircraft, textiles, semiconductor, microelectronics, precision heating and cooling. 65% of sales outside the U.S.
PRODUCT APPLICATIONS	Air motors for industrial equipment applications, and vacuum pumps and fractional horsepower compressors for specialty pneumatic applications requiring a quiet, clean source of moderate vacuum or pressure.	Flow meter and registration systems for custody transfer, process control, metering into storage and high-speed diesel dispensing applications. Turbine meters for cryogenics and other industrial liquids. Pumps and compressors for transfer and recovery of non-viscous, toxic, and hazardous fluids, including LPG, chlorine, fluorocarbons, carbon dioxide, solvents, ammonia, natural gas and nitrogen.	Pumps and fluid management systems for low-flow applications such as sampling or delivery of inks, dyes, solvents, colorants, flavors, slurries, pigments, and other corrosive or abrasive fluids. Pumps and systems for electronic cooling, analytical laboratories, drug and therapy development, fluid and cell suspension handling for life science laboratory research and analysis as well as biopharmaceutical liquid handling and in-process QC testing. High purity acid and deionized water heating for production and cleaning of semiconductors and microelectronics.
COMPETITIVE STRENGTHS	A leading manufacturer of air-moving products with an estimated one-third U.S. market share in air motors, low- and medium-range vacuum pumps, vacuum generators, regenerative blowers and fractional horsepower compressors.	Market leader for high accuracy, custody transfer liquid measurement and control, including aircraft refueling, fuel oil delivery, lube oil packaging and blending, LPG transport and delivery. Market leader in metering cryogenic liquids with turbine meters, and pumps and compressors used in LPG distribution facilities. Estimated one-third U.S. market share.	Leader in corrosion-resistant, aggressive-duty, magnetic and electromagnetic miniature pumps and drives. IP 65 rated, UL listed, ATEX and CE compliant. Estimated 40% U.S. market share. Precision and sterile fluid dispensing equipment and Class 1000 cleanroom products. Estimated 25% U.S. market share. Patented technologies include peristaltic pump-based cell suspension delivery and quartz heating for ultra pure water.
EXAMPLES OF NEW PRODUCTS*	1/3-hp rocking-piston compressor for oxygen-concentrator market. Complete new DDL linear pump featuring a more robust design where higher performance is required. Sound-reduced, energy-efficient, rotary-vane compressors for wastewater treatment applications. 5-hp air motors with integrated controls.	LectroCount LCR-II electronic register for use with meters on fuel-delivery vehicles. Positive displacement meters for LPG automotive fuel dispensers. A new low-flow positive displacement meter for LPG delivery vehicles. Digital control valves. Electronic remote display.	Ultra quiet pump and drive options for low noise and vibration sensitive applications. New micro-annular gear pump family for low-flow and analytical applications. New dual and valve-less piston pumps and electromagnetic drives. Integral Series gear pumps and miniature multi-channel peristaltic cassette pumps for use in confined-space applications. Innovative quartz chemical and water heaters for semiconductor and LCD cleaning. Air-powered drum mixers for chemical blending and slurry particle dispersion.
WEBSITES	www.gastmfg.com, www.gasthk.com, www.gastltd.com	www.lcmeter.com, www.corken.com, www.sampi.it, www.sponsler.com	www.micropump.com, www.micropump.com.uk, www.ismatec.com, www.treborintl.com
MANUFACTURING LOCATIONS	Benton Harbor, Michigan » High Wycombe, England	Lake Bluff, Illinois » Oklahoma City, Oklahoma » Westminster, South Carolina » Vadodara, India » Lucca, Italy	Vancouver, Washington » St. Neots, England » Glattbrugg-Zürich, Switzerland » Wertheim-Mondfeld, Germany » West Jordan, Utah

*Brand names shown are registered trademarks of IDEX and/or its subsidiaries.







PUMP PRODUCTS
- Gast Manufacturing
- Liquid Controls
- Micropump
- Pulsafeeder
- Rheodyne
- Viking Pump
- Warren Rupp



DISPENSING EQUIPMENT
- FAST & Fluid Management
- Fluid Management
- Lubriquip

OTHER ENGINEERED PRODUCTS
- BAND-IT
- Hale Products







2345.
1200
13.8
60
185

Business Groups

IDEX's business units are organized into three groups: Pump Products, Dispensing Equipment and Other Engineered Products. Our businesses design, manufacture and market an extensive array of proprietary, highly engineered, fluid-handling devices and other engineered equipment to customers in a variety of industries around the world.

End markets include paints and coatings, fire and rescue, chemical processing, industrial machinery, petroleum/LPG, water and wastewater treatment, life sciences/medical, transportation equipment, food and beverage, electronics and many others. The company's customer base is highly diversified, with the largest single customer representing just over 2% of total sales. A more global market focus continues to drive international growth, with 45% of total sales in 2003 coming from customers outside the United States.

Pump Products

□ *Gast Manufacturing* □ *Liquid Controls* □ *Micropump* □ *Pulsafeeder* □ *Rheodyne* □ *Viking Pump* □ *Warren Rupp*

These seven business units design, produce and distribute some of the most recognized names in industrial pumps, compressors, flow meters, injectors and valves, and related controls. Applications range from pumping and metering chemicals, gas and lubricants, and food and beverages; to moving paints, inks and fuels; to providing clean, quiet sources of air in medical and industrial applications. The group's complementary lines of specialized positive displacement pumps and related products include rotary gear, vane, circumferential piston, and lobe pumps; air-operated diaphragm pumps; miniature gear pumps; peristaltic metering pumps and vacuum pumps; precision injectors, valves and fittings; air motors and compressors; and flow meters. These precision-engineered devices give customers an unparalleled range of choices to meet their needs.

2003 Sales



57% Pump Products
20% Dispensing Equipment
23% Other Engineered Products

The Pump Products Group accounted for 57% of our sales and 55% of our profits in 2003, with 39% of sales to customers outside the U.S.

Dispensing Equipment

□ *FAST & Fluid Management* □ *Fluid Management* □ *Lubriquip*

This group consists of three business units that produce highly engineered equipment for dispensing, metering and mixing colorants, paints, inks and dyes, hair colorants, and other personal care products; refinishing equipment; and centralized lubrication systems. This proprietary equipment is used in a variety of retail and commercial industries around the world. These business units provide engineered equipment and systems as well as service for applications such as tinting paints and coatings, providing industrial and automotive refinishing equipment, and the precise lubrication of machinery and transportation equipment. Trade names within this group include Harbil,® Miller,® Skandex,® Tintia,® Tintmaster,® Accutinter,® INFINA,® Road Warrior,® Trabon,® and others.

The Dispensing Equipment Group contributed 20% of our sales and profits in 2003, and 62% of the group's sales were to international customers.

2003 Profits



55% Pump Products
20% Dispensing Equipment
25% Other Engineered Products

Other Engineered Products

□ *BAND-IT* □ *Hale Products*



The two business units in this group manufacture engineered stainless steel banding and clamping devices, and pumps, rescue tools and other components and systems for the fire and rescue industry. Our high-quality stainless steel bands, buckles and preformed clamps and related installation tools are used worldwide in industrial and commercial markets. They are used to secure exhaust system heat and sound shields, industrial hose fittings, traffic signs and signals, electrical cable shielding, identification and bundling, and many other "hold-together" applications. The group also includes the world's leading manufacturer of truck-mounted fire pumps, rescue and recovery tools, and control devices and systems. These products are sold under the Hale,® Hurst®, Jaws of Life,® LUKAS,® CENTAUR,® Class 1® and, as of January 2004, Vetter® trade names.

This group represented 23% of our sales and 25% of our profits in 2003. Sales to non-U.S. customers accounted for 43% of total group sales.

2003 Sales by Region



55% United States
27% Europe
11% Asia/Rest of World
7% Canada and Latin America







BAND-IT	HALE PRODUCTS – FIRE SUPPRESSION (HALE/CLASS 1)	HALE PRODUCTS – HYDRAULIC EQUIPMENT (HURST/LUKAS)
Stainless steel clamping systems, band and buckle, preformed clamps, power and hand application tools, hose fittings, clamping kits, cable ties and identification systems. Mounting systems for traffic signs, signals, and banners including brackets, hardware and stainless steel band.	Truck-mounted and portable fire pumps, stainless steel valves, foam and compressed-air foam systems, pump modules and pump kits, electronic controls and information systems, conventional and networked electrical systems, and mechanical components for the global fire and rescue and specialty vehicle markets.	Hydraulic, battery, gas and electric operated rescue equipment. Hydraulic re-railing equipment. Hydraulic tools for industrial applications. Cutters for recycling applications. Pneumatic lifting and sealing bags for vehicle and aircraft rescue, environmental protection and disaster control.
BAND-IT, Ultra-Lok, BAND-IT Jr., Junior, Thriftool, Tie-Dex, Tri-Lokt, Tie-Lok, Self-Lok, Band-Lok, SIGNFIX	Hale, Godiva, Class 1, FoamLogix, CAFSPro, Es-Key, Qflo, Qmax, Qpak, CAFSMaster, Typhoon, MaxStream, Torrent	Hale, Jaws of Life, Hurst, LUKAS, CENTAUR, VEPRO, Vetter
Automotive, industrial hose assembly, MRO, municipal, shipbuilding, military and commercial aerospace, telecommunications, transportation, mining, oil and gas exploration and processing, electrical transmission and distribution, paper processing, underwater, cooling towers, security, bridge and tunnel construction for both original equipment and replacement markets. 45% of sales outside the U.S.	Public and private fire and rescue agencies, police, transit bus, mining and specialty vehicle applications. 30% of sales outside the U.S.	Public and private fire and rescue agencies, police, mining, specialty vehicles, industrial recycling, and rail transport including subway. 65% of sales outside the U.S.
Clamping hose fittings, protective boots, canisters, sound and heat shields. Fastening signs, traffic signals, cameras, enclosures, antennas, electronic equipment, identification tags, wiring harnesses, lighting, and electrical distribution hardware. Bundling electrical cables, hoses, and pipes. Identifying hoses, electrical and mechanical equipment, pipes and cabling.	Water and foam pumps for fire suppression; valves and plumbing components for emergency vehicles; electrical systems and advanced electronic control systems for fire, rescue, and specialty vehicles.	Rescue equipment and lifting bags for extricating victims from car, train, aircraft, or naval accidents; sealing bags for environmental protection and disaster control; forcible entry equipment for law enforcement and disaster recovery; positioning tools for use in structural collapse; industrial recycling; re-railing of trains; and, a variety of industrial lifting and positioning applications.
Highly recognized and respected global brand name. Leading provider of high-quality, innovative, stainless steel band clamping, fastening, bundling and identification systems and solutions. Extensive application engineering experience. Specialists in manual, pneumatic and electrical application tools. Worldwide manufacturing, sales, and distribution. Estimated worldwide market share at 45%.	World's leading manufacturer of truck-mounted fire pumps, with an estimated 50% worldwide market share, and a complete line of plumbing, electrical, and electronic components and systems making Hale a single-source integrated solutions provider.	World leader in the manufacture of rescue tools, lifting and sealing bags, and hydraulic rerailing equipment. Estimated worldwide market share of 50% for rescue tools, 30% for lifting bags, and 60% for rerailing equipment.
The "IT" series pneumatic tools (shown above) provide a fast, easy, high-speed, uniform application of stainless steel ties and clamps with extended service life and low maintenance. Features include heavy-duty cut-off and tensioning components, a long-life valving system, easy access to maintenance components and low line pressure requirements.	The Stainless Max family of stainless steel vehicle-mounted pumps. The Command Master information/control module. The SPS Smart Programmable Switch panels and peer-to-peer multiplexing system.	A new generation of rescue cutters with more than 70-ton cutting force; spreader with telescopic arms combining high force with low weight and compact dimensions; "Octoflow" multi-circuit hydraulic power unit integrated into fire and rescue vehicles for simultaneous operation of up to eight rescue tools. Vetter pneumatic lifting and sealing bags for vehicle rescue, environmental protection, disaster recovery and control.
www.band-it-idex.com, www.band-it.co.uk, www.band-it-clamps.com, www.bandit.edx.co.za	www.haleproducts.com, www.haleeurope.com, www.class1.com	www.haleproducts.com, www.hurstjaws.com, www.lukas.de, www.vetter.de
Denver, Colorado » Staveley, England » Singapore » Edenglen, South Africa	Ocala, Florida » Conshohocken, Pennsylvania » Warwick, England	Shelby, North Carolina » Erlangen, Germany » Zülpich, Germany

			
WARREN RUPP / VERSA-MATIC / BLAGDON	**FAST & FLUID MANAGEMENT**	**FLUID MANAGEMENT**	**LUBRIQUIP**
Air-operated and natural gas-operated double-diaphragm pumps, and accessories. DC-powered submersible pumps and aftermarket replacement parts for competitors' products.	Precision-designed tinting, mixing, measuring and dispensing equipment for refinishing, architectural and industrial paints, inks, dyes, pastes, personal care products, and other liquids.	Precision-engineered equipment and software control systems for dispensing, metering and mixing paints, coatings, colorants, inks, dyes, personal care and health and beauty products, and other liquids and pastes. Factory service, support and maintenance programs.	Centralized and automated oil and grease lubrication systems, force-feed lubricators, metering devices, and related electronic controls and accessories.
Warren Rupp, SandPIPER, Marathon, RuppTech, Blagdon, Tranquilizer, Sandpiper II, RuppGUARD, Sludgemaster, Porta-Pump, uniRupp, Pumper Parts, Versa-Matic, Versa-Tuff, Versa-Sense, Versa-Dome, Versa-Rugged, Elima-Matic	FAST, Fluid Management, Harbil, Leonardo, Blendorama, Michelangelo, Tintmaster, Tintia, Giotto, Hercules, Galileo, Skandex, Top Mix, Eurotinter, Vincent, Newton, Unicover, Eurocombi, Jonathan, Help, Azzurro, Leolux, Aquarius, PrismaPro, PrismaPalm	Fluid Management, Harbil, Miller, Blendorama, Tintmaster, Accutinter, FAST, Eurotinter, ColorPro, PrismaPro, PrismaPalm, GyroMixer, Tintia, INFINA, Skandex	Trabon, Manzel, OPCO, Grease Jockey, TrackMaster, Injecto-Flo, Road Warrior
Chemical, paints and coatings, food processing, pharmaceuticals, construction, mining, utilities, pulp and paper, ceramics, petrochemical, oil and gas, metal finishing, industrial and municipal wastewater, and industrial maintenance.	Retail and commercial stores, home centers, and automotive repair shops, industrial paint producers, personal care and medical.	Retail and commercial paint stores, hardware stores, home centers, department stores, printers, paint and ink manufacturers, personal care and medical.	Machine tools, transfer machines, conveyors, packaging machinery, transportation equipment, construction machinery, mobile on-road vehicles, rail (train) applications, and food processing and paper machinery.
50% of sales outside the U.S.	Over 95% of sales outside the U.S.	10% of sales outside the U.S.	25% of sales outside the U.S.
Pumps for abrasive and semisolid materials as well as for applications where product degradation is a concern or where electricity is not available or should not be used. DC-powered portable and air-operated submersible pumps for dewatering use. Hot oil/glycol transfer and well-head lubrication using natural gas-powered pumps.	Equipment and software control systems for precise blending of base paint, tints and colorants, inks and dyes in a broad range of applications including retail point-of-sale and in-plant manufacturing systems, and point-of-purchase dispensers for personal care and health and beauty products.	Equipment and software control systems for precise blending of base paint, tints and colorants, inks and dyes in a broad range of applications including retail point-of-sale and in-plant manufacturing systems, and point-of-purchase dispensers for personal care and health and beauty products.	Lubrication systems and solutions engineered to dispense lubricants and precisely lubricate machines and mechanical systems to prolong equipment life, reduce maintenance costs, and increase productivity.
Leading diaphragm pump manufacturer using a wide array of metallic and non-metallic materials, construction and design. Value-added features include patented air valve systems, longer life diaphragm technologies and complete accessory options. ATEX, UL, and CSA certifications are available. Estimated 30% U.S. market share.	Industry innovator and worldwide market share leader in automatic and manually operated dispensing, metering and mixing equipment for the paints and coatings market, paint mixers and shakers, car refinish products and point-of-purchase dispensers for personal care products. Combined with Fluid Management, estimated 50% worldwide market share.	Industry innovator and worldwide market share leader in automatic and manually operated dispensing, metering and mixing equipment for the paints and coatings market, paint mixers and shakers car refinish products and point-of-purchase dispensers for personal care products. Combined with FAST & Fluid Management, estimated 50% worldwide market share.	A market leader in automated and centralized grease and oil lubrication systems serving a broad range of industries in all major continents. Estimated 20% U.S. market share.
CSA-certified natural gas-driven pumps from 1/2" through 1-1/2" and 1/4" and 3" plastic pumps. Expanded line of bonded single-piece PTFE longer life diaphragms. Replacement parts that fit competitors' pumps.	Tintmaster 300 colorant dispenser for the European do-it-yourself market. Revolutionary new pouring spout design for water-borne paints in the car refinish market. New Series 400 Skandex shaker. A new line of Harbil automatic dispensers that can accommodate the broad range of European container configurations. Second generation hair colorant dispensers.	Simultaneous paint dispensers with a valve-less design and ceramic pumps to significantly reduce wear and eliminate recalibration. Point-of-purchase dispensers for the personal care and health and beauty industry. New sequential dispenser to enable automation of paint dispensing for emerging markets. Five-gallon GyroMixer and square can mixer.	Trabon P2P, a single-module, low-cost, self-contained, pump-to-point lubrication system designed for consolidating manual and single-point lubrication into automated lube zones. Trabon MFR block, an integral-flow regulation system for series progressive lubrication systems in stamping press applications.
www.warrenrupp.com, www.blagdonpump.com, www.versamatic.com, www.pumperparts.com	www.fast-fluid.com, www.fluidman.com	www.fluidman.com, www.fast-fluid.com	www.lubriquip.com
Mansfield, Ohio » Export, Pennsylvania » Washington, England	Cinisello Balsamo (Milan) Italy » Sassenheim, The Netherlands » Unanderra, Australia	Wheeling, Illinois	Warrensville Heights, Ohio » Madison, Wisconsin

Historical Data[1]

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2003	2002	2001	2000	1999	1998
Results of Operations						
Net sales	$ 797,920	$ 742,014	$ 726,947	$ 704,276	$ 655,041	$ 640,131
Gross profit	309,320	281,438	263,722	277,952	256,484	252,846
SG&A expenses	199,458	181,269	164,893	149,639	140,495	132,627
Goodwill amortization	–	–	14,165	11,797	11,312	10,676
Restructuring activity	–	(203)	11,226	–	–	–
Operating income	109,862	100,372	73,438	116,516	104,677	109,543
Other income (expense) – net	899	(123)	731	1,031	568	479
Interest expense	14,091	16,354	20,738	16,521	18,020	22,359
Provision for income taxes	34,318	29,783	20,721	37,581	32,797	33,267
Income from continuing operations	62,352	54,112	32,710	63,445	54,428	54,396
Income from discontinued operations	–	–	–	–	–	10,182
Extraordinary items	–	–	–	–	–	(2,514)
Net income	62,352	54,112	32,710	63,445	54,428	62,064
Financial Position						
Current assets	$ 224,496	$ 221,260	$ 214,903	$ 232,089	$ 213,715	$ 195,900
Current liabilities	115,681	108,332	87,338	177,811 [2]	91,634	80,265
Working capital	108,815	112,928	127,565	54,278 [2]	122,081	115,635
Current ratio	1.9	2.0	2.5	1.3 [2]	2.3	2.4
Capital expenditures	20,318	19,335	21,639	20,739	18,338	20,763
Depreciation and amortization	30,055	30,105	44,297	36,704	34,835	33,575
Total assets	960,739	931,050	838,804	758,854	738,567	695,811
Total debt	176,546	241,051	291,820	241,886	268,589	283,410
Shareholders' equity	592,102	506,791	401,112	374,502	329,024	286,037
Performance Measures						
Percent of net sales						
Gross profit	38.8 %	37.9 %	36.3 %	39.5 %	39.2 %	39.5 %
SG&A expenses	25.0	24.4	22.7	21.2	21.4	20.7
Goodwill amortization	–	–	1.9	1.7	1.7	1.7
Restructuring activity	–	–	1.5	–	–	–
Operating income	13.8	13.5	10.1	16.5	16.0	17.1
Income before income taxes	12.1	11.3	7.4	14.3	13.3	13.7
Income from continuing operations	7.8	7.3	4.5	9.0	8.3	8.5
Effective tax rate	35.5	35.5	38.8	37.2	37.6	37.9
Net income return on average assets	6.6	6.1	4.1	8.5	7.6	9.6
Debt as a percent of capitalization	23.0	32.2	42.1	39.2	44.9	49.8
Net income return on average shareholders' equity	11.3	11.9	8.4	18.0	17.7	23.7
Per Share Data [3]						
Basic – income from continuing operations	$ 1.92	$ 1.71	$ 1.08	$ 2.13	$ 1.84	$ 1.85
– net income	1.92	1.71	1.08	2.13	1.84	2.12
Diluted – income from continuing operations	1.87	1.67	1.05	2.07	1.81	1.81
– net income	1.87	1.67	1.05	2.07	1.81	2.07
Cash dividends declared	.56	.56	.56	.56	.56	.545
Shareholders' equity	17.95	15.60	13.05	12.38	11.10	9.71
Stock price – high	42.37	39.66	37.20	36.00	34.13	38.75
– low	26.02	25.70	24.90	22.75	21.63	19.50
– close	41.59	32.70	34.50	33.13	30.38	24.50
Price/earnings ratio at year end	22	20	33	16	17	14
Other Data [3]						
Employees at year end	3,689	3,863	3,873	3,880	3,773	3,803
Shareholders at year end	5,700	4,700	5,500	5,200	5,600	7,000
Shares outstanding (in 000s):						
Weighted average – basic	32,530	31,669	30,222	29,726	29,544	29,332
– diluted	33,315	32,483	31,047	30,632	30,085	30,052
At year end (net of treasury)	32,986	32,477	30,734	30,258	29,636	29,466

(1) See Notes to Consolidated Financial Statements for additional detail.

(2) Excluding short-term debt of $88,077, current liabilities were $89,734, working capital was $142,355 and the current ratio was 2.6.

(3) All share and per share data have been restated to reflect the three-for-two stock splits effected in the form of 50% stock dividends in January 1995 and 1997.

1997	1996	1995	1994	1993	1992
$ 552,163	$ 474,699	$ 395,480	$ 319,231	$ 239,704	$ 215,778
222,357	187,074	157,677	126,951	96,903	88,312
110,588	93,217	78,712	66,743	52,950	49,326
8,174	6,241	4,196	3,025	1,889	1,422
–	–	–	–	–	–
103,595	87,616	74,769	57,183	42,064	37,564
(693)	(696)	524	281	728	602
18,398	17,476	14,301	11,939	9,168	9,809
31,029	25,020	21,845	16,181	11,187	9,763
53,475	44,424	39,147	29,344	22,437	18,594
5,151	5,774	6,178	4,266	2,889	1,552
–	–	–	–	–	(3,441)
58,626	50,198	45,325	33,610	25,326	16,705
$ 197,267	$ 191,599	$ 173,889	$ 140,450	$ 106,864	$ 107,958
77,801	83,286	70,798	58,443	34,038	31,276
119,466	108,313	103,091	82,007	72,826	76,682
2.5	2.3	2.5	2.4	3.1	3.5
13,562	11,634	8,181	6,818	6,120	5,657
24,943	21,312	15,277	12,515	10,092	8,758
599,193	569,745	450,077	357,980	245,291	240,175
258,417	271,709	206,184	168,166	117,464	139,827
238,671	195,509	150,945	116,305	83,686	58,731
40.3 %	39.4 %	39.9 %	39.8 %	40.4 %	40.9 %
20.0	19.6	19.9	20.9	22.1	22.9
1.5	1.3	1.1	1.0	.8	.7
–	–	–	–	–	–
18.8	18.5	18.9	17.9	17.5	17.4
15.3	14.6	15.4	14.3	14.0	13.1
9.7	9.4	9.9	9.2	9.4	8.6
36.7	36.0	35.8	35.5	33.3	34.4
10.0	9.8	11.2	11.1	10.4	8.9
52.0	58.2	57.7	59.1	58.4	70.4
27.0	29.0	33.9	33.6	35.6	34.9
$ 1.83	$ 1.54	$ 1.37	$ 1.03	$ .79	$ .66
2.01	1.74	1.58	1.18	.89	.59
1.78	1.49	1.32	1.00	.77	.65
1.95	1.69	1.53	1.15	.87	.59
.495	.44	.387	.093	–	–
8.16	6.76	5.26	4.06	2.93	2.07
36.69	27.63	29.50	19.50	16.00	10.63
23.25	19.88	18.38	15.13	9.75	7.38
34.88	26.63	27.13	18.75	15.88	10.63
20	16	18	16	18	18
3,326	3,093	2,680	2,305	1,828	1,864
7,000	6,100	5,300	4,400	4,300	4,200
29,184	28,818	28,662	28,600	28,396	28,353
29,999	29,779	29,609	29,331	28,976	28,389
29,250	28,926	28,695	28,619	28,580	28,353


Net Sales
(in millions)
$800
700
600
500
400
300
200
100
92 93 94 95 96 97 98 99 00 01 02 03

Sales have grown at a 12.6% compound annual rate since 1992.


Operating Margins
(continuing operations)
IDEX
Value Line Industrial Composite Index
25%
20
15
10
5
92 93 94 95 96 97 98 99 00 01 02 03

While IDEX's strong operating margins have been negatively affected by weak economic conditions since 2001, advances in operational excellence initiatives helped improve them in 2002 and 2003.


Diluted Earnings per Share
(continuing operations)
$2.20
2.00
1.80
1.60
1.40
1.20
1.00
.80
.60
.40
.20
92 93 94 95 96 97 98 99 00 01 02 03

Weak economic conditions since 2001 reduced the compound annual growth rate since 1992 to 10.1%. The growth initiatives under way will improve IDEX's long-term profitability.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Historical Overview and Outlook

IDEX sells a broad range of pump products, dispensing equipment and other engineered products to a diverse customer base in the United States and other countries around the world. Accordingly, our businesses are affected by levels of industrial activity and economic conditions in the U.S. and in other countries where our products are sold and by the relationship of the U.S. dollar to other currencies. Levels of capacity utilization and capital spending in certain industries and overall industrial activity are among the factors that influence the demand for our products.

IDEX has a history of achieving above-average operating margins. Our operating margins have exceeded the average operating margin of the companies that comprise the Value Line Composite Index (VLCI) every year since 1988. We view the VLCI operating performance statistics as a proxy for an average industrial company. Our operating margins are influenced by, among other things, utilization of facilities as sales volumes change and inclusion of newly acquired businesses. Newly acquired businesses may have lower operating margins than the Company's operating margins and, prior to 2002, those margins were further reduced by amortization of goodwill and intangible assets. Beginning in 2002, we were no longer required to amortize to earnings these assets with indefinite lives in accordance with new accounting rules. Instead, these assets are reviewed periodically for impairment.

For 2003, we reported higher orders, sales, operating income, net income and earnings per share compared with the prior year. New orders in 2003 totaled $797.8 million, 6% higher than 2002. Excluding the impact of the Halox (April 2002), Rheodyne (July 2002), Wrightech (October 2002), Sponsler (June 2003) and Classic Engineering (September 2003) acquisitions and foreign currency translation, orders were essentially unchanged from 2002. At December 31, 2003, the Company had a typical unfilled order backlog of slightly over one month's sales.

Given the economic environment, we are proud of our financial and operating performance in 2003. Together, our business units delivered record orders, sales and cash flows, while earnings improved. For the year, earnings per share were up 12%, and we reported our 6th consecutive quarter of year-over-year improvement in the fourth quarter. Organic revenue growth in our dispensing equipment and engineered products businesses more than offset the slight weakness in the industrial pump segment of the business. In addition, we continued to drive our operational excellence initiatives, established a strategic base of operations in China, and completed two acquisitions in 2003 and another in early January 2004. We continue to use all the tools at our disposal to drive growth, profitability and cash generation, positioning IDEX to deliver even stronger performance as the economy improves.

The following forward-looking statements are qualified by the cautionary statement under the Private Securities Litigation Reform Act set forth below. While economic conditions in 2003 improved modestly from 2002, it is clear that we have not as yet seen a broad-based economic recovery. As a short-cycle business, our 2004 financial performance depends on the current pace of incoming orders, and we have limited visibility on future business conditions. We believe IDEX is well positioned for earnings improvement as the economy improves. This is based on our lower cost levels resulting from our restructuring actions in previous years; our operational excellence initiatives of Global Sourcing, Six Sigma, Kaizen and Lean Manufacturing; eBusiness; and our use of strong cash flow to cut debt and interest expense. With the belief that innovation will define the winning companies of the future, we are increasing our emphasis on new products and global markets, while pursuing strategic acquisitions to help drive our longer term profitable growth.



From left to right, seated: Susan Fisher (Director – Investor Relations), Wayne Sayatovic (Senior Vice President – Finance and Chief Financial Officer), Clint Kooman (Vice President – Controller)

From left to right, standing: Doug Lennox (Vice President – Treasurer), Dom Romeo (Vice President and Chief Financial Officer-elect)

Cautionary Statement Under the Private Securities Litigation Reform Act

The "Historical Overview and Outlook" and the "Liquidity and Capital Resources" sections of this management's discussion and analysis of our operations contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. These statements may relate to, among other things, capital expenditures, cost reductions, cash flow, and operating improvements and are indicated by words or phrases such as "anticipate," "estimate," "plans," "expects," "projects," "should," "will," "management believes," "the company believes," "we believe," "the company intends" and similar words or phrases. These statements are subject to inherent uncertainties and risks that could cause actual results to differ materially from those anticipated at the date of this filing. The risks and uncertainties include, but are not limited to, the following: economic and political consequences resulting from terrorist attacks and wars; levels of industrial activity and economic conditions in the U.S. and other countries around the world; pricing pressures and other competitive factors, and levels of capital spending in certain industries – all of which could have a material impact on our order rates and results, particularly in light of the low levels of order backlogs we typically maintain; our ability to make acquisitions and to integrate and operate acquired businesses on a profitable basis; the relationship of the U.S. dollar to other currencies and its impact on pricing and cost competitiveness; political and economic conditions in foreign countries in which we operate; interest rates; capacity utilization and the effect this has on costs; labor markets; market conditions and material costs; and developments with respect to contingencies, such as litigation and environmental matters. The forward-looking statements included here are only made as of the date of this report, and we undertake no obligation to publicly update them to reflect subsequent events or circumstances. Investors are cautioned not to rely unduly on forward-looking statements when evaluating the information presented here.

Results of Operations

For purposes of this discussion and analysis section, reference is made to the table on page 20 and the Consolidated Statements of Operations on page 27.

IDEX consists of three reporting groups: Pump Products, Dispensing Equipment and Other Engineered Products.

The Pump Products Group produces a wide variety of pumps, compressors, flow meters, injectors and valves and related controls for the movement of liquids, air and gases. The Dispensing Equipment Group produces highly engineered equipment for dispensing, metering and mixing colorants, paints, inks and dyes, hair colorants and other personal care products; refinishing equipment; and centralized lubrication systems. The Other Engineered Products Group produces fire-fighting pumps, rescue tools and other components and systems for the fire and rescue industry, and engineered stainless steel banding and clamping devices used in a variety of industrial and commercial applications.

Performance in 2003 Compared with 2002

Orders, sales, net income and earnings per share were higher in 2003 compared with 2002. New orders in 2003 totaled $797.8 million and were 6% higher than the prior year. Excluding the impact of the five acquisitions made since the beginning of 2002 and foreign currency translation, orders were essentially unchanged from last year.

Sales in 2003 of $797.9 million were 8% higher than the $742.0 million recorded a year ago. Acquisitions and foreign currency translation accounted for an improvement of 2% and 5%, respectively, while base business sales rose by 1%. Domestic sales increased by 1%, while international sales, net of foreign currency translation, were 8% higher. For the year, international sales were 45% of total sales, up from 41% in 2002.

In 2003, the Pump Products Group contributed 57% of sales and 55% of operating income, the Dispensing Equipment Group accounted for 20% of both sales and operating income, and the Other Engineered Products Group represented 23% of sales and 25% of operating income.

Pump Products Group sales of $456.5 million in 2003 increased by $19.9 million, or 5%, compared with 2002. Acquisitions and foreign currency translation accounted for a 5% and 2% sales improvement, respectively, but this was offset by a 2% decline in base business activity. In 2003, domestic sales increased slightly and international sales increased by 12% compared with last year. Excluding acquisitions, base U.S. sales volume decreased by 4%, while base international sales increased by 7%. Sales to customers outside the U.S. were 39% of total group sales in 2003, up from 37% in 2002.

Dispensing Equipment Group sales of $159.2 million increased by $20.5 million, or 15%, in 2003 compared with the prior year, mainly due to favorable foreign currency translation of 13% and a 2% increase in base business activity. Domestic sales decreased by 5% compared with 2002, while international sales increased by 32%. Sales to customers outside the U.S. were 62% of total group sales in 2003, up from 54% in 2002.

Other Engineered Products Group sales of $185.0 million increased by $15.3 million, or 9%, in 2003 compared with 2002. Foreign currency translation and increased base business activity provided an improvement of 5% and 10%, respectively, but this was partially offset by a 6% decline due to the sale of a product line. In 2003, domestic sales increased by 7% and international sales increased by 29%. Sales to customers outside the U.S. were 43% of total group sales in 2003, up from 38% in 2002.

Net Sales by Group
(in millions)



Pump Products
Dispensing Equipment
Other Engineered Products
$800
700
600
500
400
300
200
100
92 93 94 95 96 97 98 99 00 01 02 03

In 2003, acquisitions helped increase Pump Products' sales, while new products were largely responsible for Other Engineered Products growth.

Operating Income by Group
(in millions)



Pump Products
Dispensing Equipment
Other Engineered Products
$140
120
100
80
60
40
20
92 93 94 95 96 97 98 99 00 01 02 03

Although newly acquired companies generally have lower operating margins, our rapid integration program helps raise them over time to the IDEX average.

2003 Sales by Region

- 55% United States
- 27% Europe
- 11% Asia/Rest of World
- 7% Canada/Latin America



A more global market focus continues with 45% of 2003 sales coming from customers outside the United States.

Company and Business Group Financial Information

(DOLLARS IN THOUSANDS)

For the years ended December 31,[1]	2003	2002	2001
Pump Products Group			
Net sales[2]	$ 456,516	$ 436,664	$ 427,037
Operating income[3][4]	70,436	71,945	61,758
Operating margins[3][4]	15.4%	16.5%	14.5%
Identifiable assets	$ 551,183	$ 535,822	$ 462,275
Depreciation and amortization[3]			
As reported	16,141	16,913	24,124
Goodwill and trademarks	–	–	7,745
Capital expenditures	12,887	9,348	10,251
Dispensing Equipment Group			
Net sales[2]	$ 159,225	$ 138,702	$ 137,407
Operating income[3][4]	25,724	18,627	13,957
Operating margins[3][4]	16.2%	13.4%	10.2%
Identifiable assets	$ 203,786	$ 192,258	$ 180,361
Depreciation and amortization[3]			
As reported	5,881	5,734	9,719
Goodwill and trademarks	–	–	3,897
Capital expenditures	2,967	3,651	5,129
Other Engineered Products Group			
Net sales[2]	$ 185,022	$ 169,692	$ 164,815
Operating income[3][4]	32,990	25,638	25,032
Operating margins[3][4]	17.8%	15.1%	15.2%
Identifiable assets	$ 186,417	$ 186,860	$ 181,032
Depreciation and amortization[3]			
As reported	5,116	4,666	7,920
Goodwill and trademarks	–	–	2,932
Capital expenditures	3,874	4,990	5,987
Company			
Net sales	$ 797,920	$ 742,014	$ 726,947
Operating income[3][4]	109,862	100,372	73,438
Operating margins[3][4]	13.8%	13.5%	10.1%
Total assets	$ 960,739	$ 931,050	$ 838,804
Depreciation and amortization[3]			
As reported	29,475	29,525	43,933
Goodwill and trademarks	–	–	14,574
Capital expenditures	20,318	19,335	21,639

(1) Includes acquisition of Classic Engineering, Inc. (September 2003), Sponsler Co., Inc. (June 2003), Wrightech Corporation (October 2002), Rheodyne, L.P. (July 2002), Halox Technologies, Inc. (April 2002), Versa-Matic Tool, Inc. (June 2001) and Liquid Controls L.L.C. (January 2001) in the Pump Products Group; and Class 1, Inc. (January 2001) in the Other Engineered Products Group from dates of acquisition. See Note 10 of the Notes to Consolidated Financial Statements.

(2) Group net sales include intersegment sales.

(3) IDEX discontinued goodwill and trademark amortization as of January 1, 2002, in accordance with Statement of Financial Accounting Standards No. 142, as further explained in Note 2 of the Notes to Consolidated Financial Statements.

(4) IDEX took actions in 2002 and 2001 to downsize operations to lower its cost structure, as further explained in Note 7 of the Notes to Consolidated Financial Statements. Group operating income in these years excluded net unallocated corporate operating expenses and restructuring activity. The restructuring activity resulted in income of $203 in 2002 and a charge of $11,226 in 2001, which were not assigned to the individual group segments. Had the company allocated the 2002 restructuring activity, it would have been assigned to the groups as follows: Pump Products (income of $1,046), Dispensing Equipment (expense of $121) and Other Engineered Products (expense of $722). Had the company allocated the 2001 restructuring charge, it would have been assigned to the groups as follows: Pump Products ($7,769), Dispensing Equipment ($1,894) and Other Engineered Products ($1,563).

Gross profit of $309.3 million in 2003 was $27.9 million higher than 2002. As a percent of sales, gross profit was 38.8% in 2003, which represented an increase from 37.9% in 2002. The higher gross profit margin primarily reflects reduced material costs from our increased global sourcing activities and savings from Six Sigma, Kaizen and Lean Manufacturing initiatives, which more than offset increased research and development expenses.

Selling, general and administrative (SG&A) expenses increased to $199.5 million in 2003 from $181.3 million in 2002. This increase was partly due to the inclusion of five acquisitions that incrementally added $4.4 million of cost. This increase also reflects the deliberate reinvestment in the business to drive organic growth, as well as certain cost increases including pension, insurance, audit and legal expenses. As a percent of net sales, SG&A expenses were 25.0%, up from 24.4% in 2002. While 2003 SG&A expenses are up for the reasons noted, we do not believe this is indicative of a significant negative trend.

We also generated income related to restructuring activity of $.2 million in 2002. For more details on our restructuring programs, see "Restructuring Actions" on page 24.

Operating income increased by $9.5 million, or 9%, to $109.9 million in 2003 from $100.4 million in 2002, primarily due to higher 2003 gross profit, offset by increased SG&A expenses. Operating margins in 2003 were 13.8% of sales, compared with 13.5% in 2002.

As described in footnote 4 of the "Company and Business Group Financial Information" table on page 20, each group's operating income and margins exclude restructuring activity in 2002 and 2001. In the Pump Products Group, operating income of $70.4 million and operating margin of 15.4% decreased in 2003 compared with $71.9 million and 16.5% recorded in 2002. The decline in operating margin was due to a number of factors including new product development, additional sales/marketing resources, ERP implementation and reduced volume in some of our more profitable base businesses. Operating income for the Dispensing Equipment Group increased to $25.7 million from $18.6 million last year, and operating margins improved to 16.2% from 13.4% recorded in 2002. The margin increase was mainly due to increased volumes. Operating income in the Other Engineered Products Group of $33.0 million and operating margin of 17.8% increased from $25.6 million and 15.1% achieved in 2002. The improvement in margins was mostly attributable to improved sales volumes.

Other income of $.9 million in 2003 was $1.0 million higher than the $.1 million of expense in 2002. In 2003, we benefitted from a foreign currency exchange gain associated with the anticipated funding of the Manfred Vetter acquisition in early January 2004.

Interest expense decreased to $14.1 million in 2003 from $16.4 million in 2002. The decrease was principally due to lower debt levels resulting from debt paydowns from operating cash flow and a lower interest rate environment.

The provision for income taxes increased to $34.3 million in 2003 from $29.8 million in 2002. The effective tax rate was 35.5% for both periods.

Net income was $62.4 million, or $1.87 per share, compared with $54.1 million, or $1.67 per share, in 2002.

Performance in 2002 Compared with 2001

Orders, sales, net income and earnings per share were higher in 2002 compared with 2001. New orders in 2002 totaled $749.8 million and were 5% higher than the prior year. Excluding the impact of the four acquisitions made since mid-2001 and foreign currency translation, orders were 1% higher than in 2001.

Sales in 2002 of $742.0 million were 2% higher than the $726.9 million recorded in the prior year. Acquisitions and foreign currency translation accounted for an improvement of 3% and 1%, respectively, but this was offset by a 2% decline in the base businesses. Domestic sales increased by 3%, while international sales, net of foreign currency translation, decreased by 2%. For the year, international sales were 41% of total sales, down slightly from 42% in 2001.

In 2002, the Pump Products Group contributed 58% of sales and 62% of operating income, the Dispensing Equipment Group accounted for 19% of sales and 16% of operating income, and the Other Engineered Products Group represented 23% of sales and 22% of operating income.

Pump Products Group sales of $436.7 million in 2002 increased by $9.6 million, or 2%, compared with 2001. Acquisitions accounted for a 5% sales improvement, but this was partially offset by a 3% decline in base business activity. In 2002, domestic and international sales increased by 3% and 1%, respectively, compared with last year. Excluding acquisitions, base business sales volume in both the U.S. and internationally decreased by 3%. Sales to customers outside the U.S. were 37% of total group sales in 2002, unchanged from 2001.

Dispensing Equipment Group sales of $138.7 million increased by $1.3 million, or 1%, in 2002 compared with the prior year. Domestic by sales increased by 7% compared with 2001, while international sales decreased by 4%. Sales to customers outside the U.S. were 54% of total group sales in 2002, down from 57% in 2001.

Other Engineered Products Group sales of $169.7 million increased by $4.9 million, or 3%, in 2002 compared with 2001. In 2002, domestic sales increased by 1%, while international sales grew by 6%. Sales to customers outside the U.S. were 42% of total group sales in 2002, up slightly from 41% in 2001.

Gross profit of $281.4 million in 2002 was $17.7 million higher than in 2001. As a percent of sales, gross profit was 37.9% in 2002, compared with 36.3% in 2001. The higher gross profit margin primarily reflected reduced material costs from our increased Global Sourcing activities, benefits from our Kaizen, Lean and Six Sigma activities plus savings from actions to consolidate certain production facilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations



From left to right, seated: Chuck Hemann (Director – eBusiness), Dennis Metcalf (Vice President – Corporate Development), Kim Bors (Vice President – Human Resources)

From left to right, standing: Frank Notaro (Vice President – General Counsel and Secretary), Dave Kamath (Chief Information Officer)

SG&A expenses increased to $181.3 million in 2002 from $164.9 million in 2001. This increase was due primarily to including four acquisitions that incrementally added $5.2 million of cost, and increased spending on corporate initiatives and new product/market development. The increased corporate initiative costs included both implementation and training expenses for programs such as Six Sigma, Lean, Kaizen and Global Sourcing, as well as eBusiness. The goal of these efforts is to increase the company's organic sales and profit growth. As a percent of net sales, SG&A expenses were 24.4%, up from 22.7% in 2001.

In accordance with the new accounting rules, we discontinued amortization of goodwill and trademarks as of January 1, 2002. As a result, we did not record any goodwill and trademark amortization expense in 2002 compared with $14.6 million in 2001.

We also generated income related to restructuring activity of $.2 million in 2002 compared with a restructuring charge in 2001 of $11.2 million. For more details on our restructuring programs, see "Restructuring Actions" on page 24.

Operating income increased by $26.9 million, or 37%, to $100.4 million in 2002 from $73.4 million in 2001. This was due primarily to the absence of goodwill and trademark amortization in 2002, the restructuring charge recorded in 2001 and higher 2002 gross profit. This increase was partially offset by increased SG&A expenses in 2002. Operating margins in 2002 were 13.5% compared with 10.1% in 2001.

As described in footnote 4 of the "Company and Business Group Financial Information" table on page 20, each group's operating income and margins exclude restructuring activity. In the Pump Products Group, operating income of $71.9 million and operating margins of 16.5% in 2002, compared with $61.8 million and 14.5% in 2001. Operating income for the Dispensing Equipment Group increased to $18.6 million from $14.0 million last year, and operating margins improved to 13.4% from 10.2% in 2001. Operating income in the Other Engineered Products Group of $25.6 million and operating margins of 15.1% compared with the $25.0 million and 15.2% achieved in 2001.

In the Pump Products Group, 2001 operating income and margins excluding goodwill and trademark amortization of $7.7 million, or 1.8% of sales, were $69.5 million and 16.3%, respectively. In the Dispensing Equipment Group, operating income and margins in 2001 were $17.9 million and 13.0%, respectively, excluding goodwill and trademark amortization of $3.9 million, or 2.8% of sales. Operating income and margins in the Other Engineered Products Group in 2001 were $27.9 million and 17.0%, respectively, excluding goodwill and trademark amortization of $2.9 million, or 1.8% of sales.

The expenses related to the corporate initiatives of eBusiness (including ERP implementation), Six Sigma, Lean, Kaizen, and Global Sourcing are allocated to the reporting units in each segment based on expected usage. The businesses in the Pump Products and Dispensing Equipment segments have been more successful than those in the Other Engineered Products segment at offsetting the SG&A cost increases resulting from the corporate initiatives, new product/market development, and other cost increases, with efficiencies related to the initiatives as well as other operational improvements. The Other Engineered Products Group also was affected by higher than normal costs associated primarily with ERP implementations and a reserve established for a patent infringement suit.

Interest expense decreased to $16.4 million in 2002 from $20.7 million in 2001. The decrease was due principally to lower debt levels as a result of debt paydowns from operating cash flow and proceeds from a common stock offering, and a lower interest rate environment.

The provision for income taxes increased to $29.8 million in 2002 from $20.7 million in 2001. The effective tax rate decreased to 35.5% in 2002 from 38.8% in 2001. This was due primarily to the discontinuation of goodwill and trademark amortization in 2002, a portion of which was nondeductible for tax purposes.

Net income was $54.1 million, or $1.67 per share, compared with $32.7 million, or $1.05 per share, in 2001. When adjusted to exclude goodwill and trademark amortization of $11.4 million, or $.37 per share, net income and earnings per share in 2001 were $44.1 million and $1.42 per share, respectively.

Liquidity and Capital Resources

At December 31, 2003, working capital was $108.8 million and our current ratio was 1.9-to-1. Cash flows from operating activities increased by $2.2 million, or 2%, to $111.7 million in 2003, mainly due to the improved operating results discussed above, offset by increased contributions to our pension plans of $17.4 million from 2002.

Cash flows from operating activities were more than adequate to fund capital expenditures of $20.3 million and $19.3 million in 2003 and 2002, respectively. Capital expenditures were generally for machinery and equipment that improved productivity and tooling to support IDEX's Global Sourcing initiative, although a portion was for business system technology and replacement of equipment and facilities. Management believes that IDEX has ample capacity in its plant and equipment to meet expected needs for future growth in the intermediate term.

In February 2003, an $8.0 million payment of deferred consideration was made in connection with the Rheodyne acquisition that was consummated in July 2002. The company also completed the acquisitions of Sponsler in June 2003 and Classic Engineering in September 2003 at a cost of $10.3 million and $3.7 million, respectively. These payments were financed under the company's credit facility.

In addition to the $150 million of 6.875% Senior Notes (Senior Notes) due February 15, 2008, the company also has a $300 million domestic multi-currency bank revolving credit facility (Credit Facility), which expires June 8, 2006. At December 31, 2003, the maximum amount available under the Credit Facility was $300.0 million, of which $14.0 million was borrowed with outstanding letters of credit totaling $4.0 million. The Credit Facility contains a covenant that limits total debt outstanding to three times operating cash flow, as defined in the agreement. Our total debt outstanding was $176.5 million at December 31, 2003, and based on the covenant, total debt outstanding was limited to $426.0 million. Interest is payable quarterly on the outstanding balance at the agent bank's reference rate or at LIBOR plus an applicable margin and a utilization fee if the total borrowings exceed certain levels. The applicable margin is based on the credit rating of our Senior Notes, and can range from 25 basis points to 100 basis points. The utilization fee can range from zero to 25 basis points. On March 27, 2003, Standard & Poor's upgraded its corporate credit and senior unsecured debt ratings on IDEX to BBB from BBB-. As a result of this change, at December 31, 2003, the applicable margin was 57.5 basis points and the utilization fee was zero. We also pay an annual fee of 17.5 basis points on the total Credit Facility.

In December 2001, we, and certain of our subsidiaries, entered into a one-year, renewable agreement with a financial institution, under which we collateralized certain receivables for borrowings (Receivables Facility). This agreement was renewed in December 2003 for another year. The Receivables Facility provides for borrowings of up to $25.0 million, depending upon the level of eligible receivables. At December 31, 2003, there were no borrowings outstanding under the Receivables Facility.

We also have a $30.0 million demand line of credit (Short-Term Facility), which expires May 21, 2004. Borrowings under the Short-Term Facility are at LIBOR plus the applicable margin in effect under the Credit Facility. At December 31, 2003, there were no borrowings outstanding under the Short-Term Facility.

We believe the company will generate sufficient cash flow from operations for the next 12 months and over the long term to meet its operating requirements, interest on all borrowings, required debt repayments, any authorized share repurchases, planned capital expenditures, and annual dividend payments to holders of common stock. Since we began operations in January 1988 and through December 31, 2003, we have borrowed approximately $906.0 million under our various credit agreements to complete 24 acquisitions. During the same period we generated, principally from operations, cash flow of $894.0 million to reduce indebtedness. In the event that suitable businesses are available for acquisition upon terms acceptable to the Board of Directors, we may obtain all or a portion of the financing for the acquisitions through the incurrence of additional long-term debt.

International Sales


Percent of net sales
Amount in millions
$500
450
400
350
300
250
200
150
100
50
50%
45
40
35
30
25
20
15
10
5
92 93 94 95 96 97 98 99 00 01 02 03

A solid global distribution network, acquisitions with a high percentage of foreign sales, and 23 manufacturing facilities outside the U.S. give IDEX a high level of international sales.

Assets and Total Debt

(in millions)


Assets
Total debt
$1000
900
800
700
600
500
400
300
200
100
92 93 94 95 96 97 98 99 00 01 02 03

IDEX has continued to use strong cash flow to reduce its debt, while making strategic acquisitions to complement organic growth.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Our contractual obligations and commercial commitments include rental payments under operating leases, payments under capital leases, and other long-term obligations arising in the ordinary course of business. We have no off-balance sheet arrangements or material long-term purchase obligations. There are no identifiable events or uncertainties, including the lowering of our credit rating, that would accelerate payment or maturity of any of these commitments or obligations.

The following table summarizes our significant contractual obligations and commercial commitments at December 31, 2003, and the future periods in which such obligations are expected to be settled in cash. In addition, the table reflects the timing of principal payments on outstanding borrowings. Additional detail regarding these obligations are provided in the Notes to Consolidated Financial Statements, as referenced in the table:

Payments Due by Period (IN THOUSANDS)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Borrowings (Note 9)	$176,546	$ 12,546	$ 14,000	$ 150,000	$ –
Operating lease commitments (Note 5)	23,631	6,869	8,769	4,036	3,957
Capital lease obligations[1]	3,183	3,180	3	–	–
Purchase obligations[2]	29,101	25,690	3,253	158	–
Total contractual obligations[3]	$232,461	$ 48,285	$ 26,025	$ 154,194	$ 3,957

(1) Comprised primarily of property leases
(2) Comprised primarily of inventory commitments
(3) Comprised of liabilities recorded on the balance sheet of $203,360, and obligations not recorded on the balance sheet $29,101

The company also has obligations with respect to its pension and postretirement medical benefit plans. See Note 14 of the Notes to Consolidated Financial Statements.

Restructuring Actions

IDEX took actions in 2002 and 2001 to downsize operations to lower its cost structure. The restructuring affected all three business groups and reduced the workforce, lowered costs, improved efficiencies and addressed excess capacity that resulted from lower demand and more efficient processes. These steps were necessary to appropriately size the company's production capacity to match the declining levels of demand for a broad range of products. The restructuring actions affected multiple employee groups in approximately 20 locations across 11 of our business units. No business activities or product lines were abandoned. The restructuring actions included the layoff of 508 employees with 250 terminations resulting from the first quarter 2001 plan, 231 from the fourth quarter 2001 plan, and 27 from the second quarter 2002 plan. All costs of the restructuring activities were charged to expense and included in the single caption "Restructuring activity" in the Consolidated Statements of Operations. The restructuring charges included employee severance, fringe benefits, outplacement fees, idle facility carrying costs, lease termination costs, the loss on sale of equipment and the loss on disposal of two manufacturing facilities owned by the company. Determination of the restructuring charges was based on the estimated severance benefits paid to terminated employees, the net book value of surplus assets less expected proceeds, and estimated other costs. The restructuring plans have been executed substantially as originally planned.

The restructuring activity resulted in income of $.2 million in 2002. This related to a reversal of $1.5 million of restructuring expenses initially recorded, which more than offset the 2002 charges of $1.3 million. Of the $1.5 million reversal, $1.1 million was attributed to the sale of a manufacturing facility for more than the value estimated at the time the restructuring plan was adopted. For additional detail related to restructuring activity, see Note 7 of Notes to Consolidated Financial Statements.

Critical Accounting Estimates

We believe that the application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. For a summary of all of our accounting policies, including the accounting policies discussed below, see Note 1 of the Notes to Consolidated Financial Statements.

Revenue recognition - We recognize revenue from product sales when title passes and the risks of ownership have passed to the customer, based on the terms of the sale. Our customary terms are FOB shipping point. We estimate and record provisions for sales returns, sales allowances and original warranties in the period the related products are sold, in each case based on our historical experience. To the extent actual results differ from these estimated amounts, results could be adversely affected.

Noncurrent assets – The company evaluates the recoverability of certain noncurrent assets utilizing various estimation processes. In particular, the recoverability of December 31, 2003 balances for goodwill and intangible assets of $559.0 million and $19.4 million, respectively, are subject to estimation processes, which depend on the accuracy of underlying assumptions, including future operating results. The company evaluates the recoverability of each of these assets based on estimated business values and estimated future cash flows (derived from estimated earnings and cash flow multiples). The recoverability of these assets depends on the reasonableness of these assumptions and how they compare with the eventual operating performance of the specific businesses to which the assets are attributed. To the extent actual business values or cash flows differ from those estimated amounts, the recoverability of these noncurrent assets could be affected.

Income taxes – Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable. The management of the company, along with third-party advisors, periodically estimates the company's probable tax obligations using historical experience in tax jurisdictions and informed judgments. To the extent actual results differ from these estimated amounts, results could be adversely affected.

Contingencies and litigation – We are currently involved in certain legal and regulatory proceedings and, as required and where it is reasonably possible to do so, have accrued our estimates of the probable costs for the resolution of these matters. These estimates have been developed in consultation with outside counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future operating results for any particular quarterly or annual period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings.

Defined benefit retirement plans – The plan obligations and related assets of defined benefit retirement plans are presented in Note 14 of the Notes to Consolidated Financial Statements. Plan assets, which consist primarily of marketable equity and debt instruments, are valued using market quotations. Plan obligations and the annual pension expense are determined by consulting actuaries using a number of assumptions. Key assumptions in measuring the plan obligations include the discount rate at which the obligation could be effectively settled and the anticipated rate of future salary increases. Key assumptions in the determination of the annual pension expense include the discount rate, the rate of salary increases, and the estimated future return on plan assets. To the extent actual amounts differ from these assumptions and estimated amounts, results could be adversely affected.

Registration Statement Filings for Common Stock Offerings

In March 2002, we filed a registration statement on Form S-3 with the Securities and Exchange Commission (SEC) covering the secondary offering of 2,939,199 shares of common stock owned by IDEX Associates, L.P. In April 2002, that registration statement was amended to also include the secondary offering of 560,801 shares of IDEX common stock owned by KKR Associates, L.P., and the primary offering of 1,500,000 shares of IDEX common stock. Also in April 2002, we announced the pricing of this public offering at $36 per common share. Subsequently, the overallotment option was exercised by the underwriter for the sale of an additional 750,000 secondary shares owned by KKR Associates, L.P., bringing the total offering to 5,750,000 shares. The $50.8 million of net proceeds we received was used to repay debt under the Credit Facility. This increased the amount available for borrowing under the facility, which we will continue to use for general corporate purposes, including acquisitions.

In September 2002, we filed a registration statement on Form S-3 with the SEC covering the secondary offering of 1,350,000 shares of IDEX common stock owned by KKR Associates, L.P. This offering, completed in January 2003, did not increase the number of IDEX shares outstanding, and the company did not receive any proceeds from the offering.

The secondary shares covered by both of these registration statements had been owned by KKR Associates, L.P. and IDEX Associates, L.P. since IDEX was formed in January 1988.

New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements regarding its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The company adopted this interpretation effective January 1, 2003.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which was revised in December 2003. This interpretation addresses consolidation requirements of variable interest entities. The effective date for the company will be March 31, 2004. The company does not expect this interpretation to have a material impact on its results of operations, financial condition, or cash flows.

In May 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The company adopted this SFAS effective September 30, 2003. This SFAS had no impact on the company's results of operations, financial condition, or cash flows.

In December 2003, the FASB issued SFAS No. 132 (Revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits". This revised SFAS modifies the financial statement disclosures for defined benefit plans. These modifications increase disclosure of plan assets, benefit obligations, cash flows, benefit costs and other related information. The implementation of SFAS No. 132 (Revised) was effective for the company on December 31, 2003. The company has included SFAS No. 132 (Revised) disclosures in Note 14 of the Notes to Consolidated Financial Statements.

Market Risk

We are subject to market risk associated with changes in interest rates and foreign currency exchange rates. Interest rate exposure is limited to the $176.5 million of total debt outstanding at December 31, 2003. Approximately 13% of the debt is priced at interest rates that float with the market. A 50 basis point movement in the interest rate on the floating rate debt would result in an approximate $.1 million annualized increase or decrease in interest expense and cash flows. The remaining debt is fixed rate debt. We will, from time to time, enter into interest rate swaps on our debt when we believe there is a financial advantage for doing so. A treasury risk management policy, adopted by the Board of Directors, describes the procedures and controls over derivative financial and commodity instruments, including interest rate swaps. Under the policy, we do not use derivative financial or commodity instruments for trading purposes, and the use of these instruments is subject to strict approvals by senior officers. Typically, the use of derivative instruments is limited to interest rate swaps on the company's outstanding long-term debt.

Our foreign currency exchange rate risk is limited principally to the euro and British pound. We manage our foreign exchange risk principally through invoicing our customers in the same currency as the source of our products. As a result, the company's exposure to any movement in foreign currency exchange rates is immaterial to the Consolidated Statements of Operations.

At December 31, 2003, the company had a foreign currency contract that it entered into in anticipation of the funding of the January 2004 purchase of Manfred Vetter. The increase in fair market value of this contract resulted in income of $.5 million at December 31, 2003, and was included in "Other income (expense) – net" in the Consolidated Statements of Operations.

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

As of December 31,	2003	2002
Assets		
Current assets		
Cash and cash equivalents	$ 8,552	$ 6,952
Receivables – net	101,859	101,494
Inventories	105,304	105,580
Other current assets	8,781	7,234
Total current assets	224,496	221,260
Property, plant and equipment – net	147,095	148,246
Goodwill – net	559,008	530,663
Intangible assets – net	19,401	19,377
Other noncurrent assets	10,739	11,504
Total assets	$ 960,739	$ 931,050
Liabilities and Shareholders' Equity		
Current liabilities		
Trade accounts payable	$ 56,252	$ 61,153
Dividends payable	4,622	4,548
Accrued expenses	54,807	42,631
Total current liabilities	115,681	108,332
Long-term debt	176,546	241,051
Other noncurrent liabilities	76,410	74,876
Total liabilities	368,637	424,259
Commitments and Contingencies (Note 5)		
Shareholders' equity		
Common stock, par value $.01 per share		
Shares issued and outstanding: 2003 – 33,075,552; 2002 – 32,536,166	331	325
Additional paid-in capital	198,165	182,538
Retained earnings	375,629	331,635
Minimum pension liability adjustment	(12,481)	(10,571)
Accumulated translation adjustment	35,892	9,240
Treasury stock, at cost: 2003 – 89,485 shares; 2002 - 59,350 shares	(2,903)	(1,946)
Unearned compensation on restricted stock	(2,531)	(4,430)
Total shareholders' equity	592,102	506,791
Total liabilities and shareholders' equity	$ 960,739	$ 931,050

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

For the years ended December 31,	2003	2002	2001
Net sales	$ 797,920	$ 742,014	$ 726,947
Cost of sales	488,600	460,576	463,225
Gross profit	309,320	281,438	263,722
Selling, general and administrative expenses	199,458	181,269	164,893
Goodwill amortization	–	–	14,165
Restructuring activity	–	(203)	11,226
Operating income	109,862	100,372	73,438
Other income (expense) – net	899	(123)	731
Income before interest expense and income taxes	110,761	100,249	74,169
Interest expense	14,091	16,354	20,738
Income before income taxes	96,670	83,895	53,431
Provision for income taxes	34,318	29,783	20,721
Net income	$ 62,352	$ 54,112	$ 32,710
Earnings Per Common Share			
Basic earnings per common share	$ 1.92	$ 1.71	$ 1.08
Diluted earnings per common share	$ 1.87	$ 1.67	$ 1.05
Share Data			
Basic weighted average common shares outstanding	32,530	31,669	30,222
Diluted weighted average common shares outstanding	33,315	32,483	31,047

See Notes to Consolidated Financial Statements.

Consolidated Shareholders' Equity

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Common stock and additional paid-in capital	Retained earnings	Minimum pension liability adjustment	Accumulated translation adjustment	Unrealized gains (losses) on derivatives	Treasury stock	Unearned compensation on restricted stock	Total shareholders' equity
Balance, December 31, 2000	$ 115,583	$ 279,907	$ (2,127)	$ (10,489)	$ –	$ (144)	$ (8,228)	$ 374,502
Net income		32,710						32,710
Other comprehensive income, net of tax								
Unrealized translation adjustment				263				263
Cumulative effect of change in accounting principle					204			204
Unrealized derivative losses					(344)			(344)
Minimum pension adjustment			344					344
Other comprehensive income			344	263	(140)			467
Comprehensive income		32,710	344	263	(140)			33,177
Issuance of 498,462 shares of common stock from exercise of stock options, and deferred compensation plans	9,383							9,383
Amortization of restricted common stock award							1,899	1,899
Restricted shares surrendered for tax withholdings						(721)		(721)
Cash dividends declared – $.56 per common share outstanding		(17,128)						(17,128)
Balance, December 31, 2001	124,966	295,489	(1,783)	(10,226)	(140)	(865)	(6,329)	401,112
Net income		54,112						54,112
Other comprehensive income, net of tax								
Unrealized translation adjustment				19,466				19,466
Reversal of unrealized derivative losses					140			140
Minimum pension adjustment			(8,788)					(8,788)
Other comprehensive income			(8,788)	19,466	140			10,818
Comprehensive income		54,112	(8,788)	19,466	140			64,930
Issuance of 272,973 shares of common stock from exercise of stock options, and deferred compensation plans	7,061							7,061
Issuance of 1,500,000 shares of common stock	50,836							50,836
Amortization of restricted common stock award							1,899	1,899
Restricted shares surrendered for tax withholdings						(1,081)		(1,081)
Cash dividends declared – $.56 per common share outstanding		(17,966)						(17,966)
Balance, December 31, 2002	182,863	331,635	(10,571)	9,240	–	(1,946)	(4,430)	506,791
Net income		62,352						62,352
Other comprehensive income, net of tax								
Unrealized translation adjustment				26,652				26,652
Minimum pension adjustment			(1,910)					(1,910)
Other comprehensive income			(1,910)	26,652				24,742
Comprehensive income		62,352	(1,910)	26,652				87,094
Issuance of 539,386 shares of common stock from exercise of stock options, and deferred compensation plans	15,633							15,633
Amortization of restricted common stock award							1,899	1,899
Restricted shares surrendered for tax withholdings						(957)		(957)
Cash dividends declared – $.56 per common share outstanding		(18,358)						(18,358)
Balance, December 31, 2003	$198,496	$ 375,629	$ (12,481)	$ 35,892	$ –	$ (2,903)	$ (2,531)	$ 592,102

See Notes to Consolidated Financial Statements.

Consolidated Cash Flows

(IN THOUSANDS)

For the years ended December 31,	2003	2002	2001
Cash flows from operating activities			
Net income	$ 62,352	$ 54,112	$ 32,710
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	27,146	27,103	26,354
Amortization of goodwill and other intangible assets	430	523	15,680
Amortization of unearned compensation on restricted stock	1,899	1,899	1,899
Amortization of debt issuance expenses	580	580	364
Deferred income taxes	10,487	9,592	(152)
Changes in:			
Receivables - net	6,867	1,006	24,008
Inventories	4,624	6,246	22,232
Trade accounts payable	211	7,025	(7,207)
Accrued expenses	2,508	(310)	(4,356)
Other – net	(5,418)	1,709	(5,319)
Net cash flows from operating activities	111,686	109,485	106,213
Cash flows from investing activities			
Additions to property, plant and equipment	(20,318)	(19,335)	(21,639)
Acquisition of businesses (net of cash acquired)	(21,954)	(74,928)	(132,295)
Proceeds from fixed asset disposals	3,436	3,934	1,808
Net cash flows from investing activities	(38,836)	(90,329)	(152,126)
Cash flows from financing activities			
Borrowings under credit facilities for acquisitions	21,954	74,928	132,295
Net repayments under credit facilities	(85,387)	(132,195)	(77,858)
Net (repayments) borrowings of other long-term debt	(1,686)	2,759	(3,470)
Proceeds from issuance of common stock	–	50,836	–
Dividends paid	(18,284)	(17,721)	(17,061)
Proceeds from stock option exercises	13,176	5,755	9,001
Other – net	(1,023)	(1,538)	(437)
Net cash flows from financing activities	(71,250)	(17,176)	42,470
Net increase (decrease) in cash	1,600	1,980	(3,443)
Cash and cash equivalents at beginning of year	6,952	4,972	8,415
Cash and cash equivalents at end of year	$ 8,552	$ 6,952	$ 4,972
Supplemental cash flow information			
Cash paid for:			
Interest	$ 13,576	$ 16,232	$ 20,818
Income taxes	18,774	21,022	23,482
Significant non-cash activities			
Debt acquired with acquisition of businesses	–	2,136	2,931

See Notes to Consolidated Financial Statements.

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

1. Significant Accounting Policies

Business

IDEX Corporation ("IDEX" or the "Company") is a manufacturer of a broad range of pumps, metering products, dispensing equipment, and other engineered products sold to a diverse customer base in a variety of industries in the U.S. and internationally. Its products include industrial pumps, compressors, flow meters, injectors and valves, and related controls for use in a wide variety of process applications; precision-engineered equipment for dispensing, metering and mixing paints, hair colorants and other personal care products; refinishing equipment; centralized lubrication systems; and engineered products for industrial and commercial markets, including fire and rescue, transportation equipment, oil and gas, electronics, and communications. These activities are grouped into three business segments: Pump Products, Dispensing Equipment and Other Engineered Products.

Principles of Consolidation

The consolidated financial statements include the Company and its subsidiaries. Significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The principal areas of estimation reflected in the financial statements are revenue recognition noncurrent assets, income taxes, contingencies and litigation, and defined benefit retirement plans.

Revenue Recognition

IDEX recognizes revenue from product sales when title passes and the risks of ownership have passed to the customer, based on the terms of the sale. Customary terms are FOB shipping point. The Company estimates and records provisions for sales returns, sales allowances and original warranties in the period the related products are sold, in each case based on its historical experience.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three or fewer months to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost – which includes labor, material and factory overhead – is determined on the first-in, first-out (FIFO) basis or the last-in, first-out (LIFO) basis. Generally, for other than newly introduced products, a reserve for excess inventory is recorded for inventory on hand in excess of one year of historical usage. An obsolescence reserve is recorded for inventory made obsolete by marketplace, product or engineering changes.

Debt Expenses

Expenses incurred in securing and issuing debt are amortized over the life of the related debt.

Earnings Per Common Share

Earnings per common share (EPS) are computed by dividing net income by the weighted average number of shares of common stock (basic) plus common stock equivalents and unvested restricted shares (diluted) outstanding during the year. Common stock equivalents consist of stock options and deferred compensation equivalent units (DCUs) and have been included in the calculation of weighted average shares outstanding using the treasury stock method.

Basic weighted average shares outstanding reconciles to diluted weighted average shares outstanding as follows:

	2003	2002	2001
Basic weighted average common shares outstanding	32,530	31,669	30,222
Dilutive effect of stock options, DCUs and unvested restricted shares	785	814	825
Diluted weighted average common shares outstanding	33,315	32,483	31,047

Options to purchase approximately .9 million shares of common stock as of December 31, 2003, were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the Company's common stock and, therefore, the effect of their inclusion would be antidilutive.

Stock Options

The Company uses the intrinsic-value method of accounting for stock option awards as prescribed by Accounting Principles Bulletin No. 25 and, accordingly, does not recognize compensation expense for its stock option awards in the Consolidated Statements of Operations.

The following table reflects pro forma net income and net income per share had the Company elected to adopt the fair value approach of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation".

	2003	2002	2001
Net income			
As reported	$ 62,352	$ 54,112	$ 32,710
Pro forma	57,563	49,682	28,904
Basic EPS			
As reported	1.92	1.71	1.08
Pro forma	1.77	1.57	.96
Diluted EPS			
As reported	1.87	1.67	1.05
Pro forma	1.73	1.53	.93

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2003, 2002 and 2001, respectively: dividend yield of 1.84%, 1.54% and 1.98%; volatility of 32.6%, 34.1% and 34.2%; risk-free interest rates of 3.2%, 4.5% and 4.9%; and expected lives of 5.5 years.

Depreciation and Amortization

Depreciation is recorded using the straight-line method. The estimated useful lives used in the computation of depreciation of tangible assets are as follows:

Land improvements	10 to 12 years
Buildings and improvements	3 to 30 years
Machinery and equipment and engineering drawings	3 to 12 years
Office and transportation equipment	3 to 10 years

Certain identifiable intangible assets are amortized over their estimated useful lives using the straight-line method. Cost in excess of net assets acquired was amortized over a period of 30 to 40 years for periods prior to 2002 (see Note 2).

The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation or amortization period or to the unamortized balance is warranted. This evaluation is based on the expected utilization of the long-lived assets and the projected, undiscounted cash flows of the operations in which the long-lived assets are used.

Research and Development Expenditures

Costs associated with research and development are expensed in the year incurred and included in "Cost of sales". Research and development expenses – which include costs associated with developing new products and major improvements to existing products – were $17,261, $12,738 and $10,127 in 2003, 2002 and 2001, respectively.

Foreign Currency Translation

The functional currency of all operations outside the United States is the respective local currency. All foreign currency balance sheet accounts have been translated using the exchange rates in effect as of the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from changes in exchange rates from year to year have been reported in "Accumulated translation adjustment" in the Consolidated Balance Sheet. The effect on the Consolidated Statements of Operations of transaction gains and losses is insignificant for all years presented.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and trade receivables and payables, approximate their fair values.

Concentration of Credit Risk

IDEX is not overly dependent on a single customer, the largest of which accounted for about 2% of the Company's net sales for all years presented.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements regarding its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company adopted this interpretation effective January 1, 2003.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which was revised in December 2003. This interpretation addresses consolidation requirements of variable interest entities. The effective date for the Company will be March 31, 2004. The Company does not expect that this interpretation will have a material impact on its results of operations, financial condition, or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company adopted this SFAS effective September 30, 2003. This SFAS had no impact on the Company's results of operations, financial condition, or cash flows.

In December 2003, the FASB issued SFAS No. 132 (Revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits". This revised SFAS modifies the financial statement disclosures for defined benefit plans. These modifications increase disclosure of plan assets, benefit obligations, cash flows, benefit costs and other related information. The implementation of SFAS No. 132 (Revised) was effective for the Company on December 31, 2003. The Company has included SFAS No. 132 (Revised) disclosures in Note 14 of the Notes to Consolidated Financial Statements.

2. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2003, by business group, were as follows:

	Pump Products	Dispensing Equipment	Other Engineered Products	Total
Balance as of December 31, 2002	$323,881	$ 113,504	$93,278	$530,663
Goodwill acquired during the year	11,484	–	–	11,484
Goodwill related to sale of business	–	–	(383)	(383)
Foreign currency translation	2,927	11,783	2,534	17,244
Balance as of December 31, 2003	$338,292	$ 125,287	$ 95,429	$559,008

The carrying value of indentifiable intangible assets as of December 31, 2003, was $19,401, which was split between amortizable and unamortizable assets as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
Patents	$ 8,080	$ 4,078	$ 4,002
Other	993	353	640
Total amortized intangible assets	9,073	4,431	4,642
Unamortized trademark assets	14,759	–	14,759
Total intangible assets	$23,832	$ 4,431	$19,401

Amortization expense in 2003 for the items listed above was $430, which is consistent with the estimated amortization expense for the next five years.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which establishes the accounting and reporting standards for goodwill and intangible assets. SFAS No. 142 also eliminated the amortization of goodwill and certain intangible assets to earnings, but instead required these assets be reviewed periodically for impairment. IDEX adopted SFAS No. 142 on January 1, 2002. After reviewing the estimated fair market values, both in the aggregate and at each individual reporting unit, no impairment to goodwill and other intangible assets was recorded as of December 31, 2003. Had the new pronouncement been adopted on January 1, 2001, IDEX's pro forma net income and EPS for 2001, compared with 2002 and 2003, would have been as follows:

	2003	2002	2001
Net income			
Reported net income	$ 62,352	$ 54,112	$ 32,710
Goodwill amortization	–	–	11,175
Trademark amortization	–	–	258
Adjusted net income	$ 62,352	$ 54,112	$ 44,143
Basic EPS			
Reported net income	$ 1.92	$ 1.71	$ 1.08
Goodwill amortization	–	–	.37
Trademark amortization	–	–	.01
Adjusted net income	$ 1.92	$ 1.71	$ 1.46
Diluted EPS			
Reported net income	$ 1.87	$ 1.67	$ 1.05
Goodwill amortization	–	–	.36
Trademark amortization	–	–	.01
Adjusted net income	$ 1.87	$ 1.67	$ 1.42
Weighted average shares outstanding			
Basic	32,530	31,669	30,222
Diluted	33,315	32,483	31,047

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

3. Balance Sheet Components

The components of certain balance sheet accounts at December 31, 2003 and 2002, were as follows:

	2003	2002
Receivables		
Customers	$ 101,961	$ 101,861
Other	3,692	2,722
Total	105,653	104,583
Less allowance for doubtful accounts	3,794	3,089
Total receivables – net	$ 101,859	$ 101,494
Inventories		
Raw materials	$ 38,998	$ 41,985
Work in process	13,651	11,960
Finished goods	52,655	51,635
Total inventories	$ 105,304	$ 105,580

Inventories that were carried on a LIFO basis amounted to $90,812 and $91,743 at December 31, 2003 and 2002, respectively. The excess of current cost over LIFO inventory value and the impact of using the LIFO method on earnings were not material.

	2003	2002
Property, plant and equipment, at cost		
Land and improvements	$ 14,904	$ 12,772
Buildings and improvements	82,007	77,830
Machinery and equipment	194,181	185,288
Office and transportation equipment	76,088	65,450
Engineering drawings	3,919	4,011
Construction in progress	5,887	4,202
Total	376,986	349,553
Less accumulated depreciation and amortization	229,891	201,307
Total property, plant and equipment – net	$ 147,095	$ 148,246
Goodwill		
Cost in excess of net assets acquired	$ 642,856	$ 612,146
Less accumulated amortization	83,848	81,483
Total goodwill – net	$ 559,008	$ 530,663
Intangible assets		
Cost (at fair market value on acquisition date)	$ 25,897	$ 25,415
Less accumulated amortization	6,496	6,038
Total intangible assets – net	$ 19,401	$ 19,377
Accrued expenses		
Payroll and related items	$ 30,528	$ 27,802
Taxes	11,072	657
Insurance	2,308	3,447
Other	10,899	10,725
Total accrued expenses	$ 54,807	$ 42,631
Other noncurrent liabilities		
Pension and retiree medical reserves	$ 41,888	$ 47,495
Deferred income taxes	31,345	24,228
Other	3,177	3,153
Total other noncurrent liabilities	$ 76,410	$ 74,876

4. Common and Preferred Stock

In January 2004, the Company issued 20,000 shares of restricted stock as compensation to a key employee. These shares carry dividend and voting rights. Sales of these shares are restricted prior to the date of vesting, with half vesting four years and the remaining half vesting five years after the grant date. The restricted shares were recorded at their fair market value on the date of the grant, with a corresponding charge to shareholders' equity. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period.

During 2000, the Company issued 350,000 shares of restricted stock as compensation to a key employee. These shares carry dividend and voting rights. Sales of these shares are restricted prior to the date of vesting, occurring annually from one to five years after the grant date. The restricted shares were recorded at their fair market value on the date of the grant, with a corresponding charge to shareholders' equity. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period.

On October 20, 1998, IDEX's Board of Directors authorized the repurchase of up to 1.5 million shares of its common stock, either at market prices or on a negotiated basis as market conditions warrant. At December 31, 2003, IDEX had purchased a total of 6,500 shares under the program at a cost of approximately $144.

At December 31, 2003 and 2002, the Company had 75 million shares of authorized common stock with a par value of $.01 per share and 5 million shares of preferred stock with a par value of $.01 per share authorized but unissued.

5. Commitments and Contingencies

At December 31, 2003, total future minimum rental payments under noncancelable operating leases, primarily for office facilities, warehouses and data processing equipment, were $23,631. The future minimum rental commitments for each of the next five years and thereafter are as follows: 2004 – $6,869; 2005 – $5,360; 2006 – $3,409; 2007 – $2,073; 2008 – $1,963; thereafter – $3,957.

Rental expense totaled $9,238, $9,510 and $8,500 for the years ended December 31, 2003, 2002 and 2001, respectively.

IDEX is a party to various legal proceedings involving employment, contractual, product liability and other matters, none of which is expected to have a material adverse effect on its results of operations, financial condition, or cash flows.

6. Business Segments and Geographic Information

IDEX's operations have been aggregated (primarily on the basis of products, production processes, distribution methods and management organizations) into three reportable segments: Pump Products, Dispensing Equipment and Other Engineered Products. The Pump Products Group designs, produces and distributes a wide range of engineered industrial pumps, flow meters, compressors, injectors and valves, and related controls for process applications. The Dispensing Equipment Group designs, manufactures and markets precision-engineered equipment for dispensing, metering and mixing paints, hair colorants and other personal care products; refinishing equipment; and centralized lubrication systems. The Other Engineered Products Group designs, produces and distributes engineered equipment for industrial and commercial markets, including fire and rescue, transportation equipment, oil and gas, electronics, and communications. IDEX is not overly dependent on a single customer, the largest of which accounted for just over 2% of net sales in 2003.

Information on IDEX's business segments is presented below, based on the nature of products and services offered. IDEX evaluates performance based on several factors, of which operating income is the primary financial measure. The accounting policies of the business segments are described in Note 1. Intersegment sales are accounted for at fair value as if the sales were to third parties.

	2003	2002	2001
Net sales			
Pump Products			
External customers	$453,703	$433,623	$424,727
Intersegment sales	2,813	3,041	2,310
Total group sales	456,516	436,664	427,037
Dispensing Equipment			
External customers	159,224	138,701	137,406
Intersegment sales	1	1	1
Total group sales	159,225	138,702	137,407
Other Engineered Products			
External customers	184,994	169,690	164,814
Intersegment sales	28	2	1
Total group sales	185,022	169,692	164,815
Intersegment elimination	(2,843)	(3,044)	(2,312)
Total net sales	$797,920	$742,014	$726,947
Operating income(1)(2)			
Pump Products	$ 70,436	$ 71,945	$ 61,758
Dispensing Equipment	25,724	18,627	13,957
Other Engineered Products	32,990	25,638	25,032
Restructuring activity	–	203	(11,226)
Corporate office and other	(19,288)	(16,041)	(16,083)
Total operating income	$109,862	$100,372	$ 73,438
Assets			
Pump Products	$551,183	$535,822	$462,275
Dispensing Equipment	203,786	192,258	180,361
Other Engineered Products	186,417	186,860	181,032
Corporate office and other	19,353	16,110	15,136
Total assets	$960,739	$931,050	$838,804
Depreciation and amortization(1)			
Pump Products	$ 16,141	$ 16,913	$ 24,124
Dispensing Equipment	5,881	5,734	9,719
Other Engineered Products	5,116	4,666	7,920
Corporate office and other(3)	2,337	2,212	2,170
Total depreciation and amortization	$ 29,475	$ 29,525	$ 43,933
Capital expenditures			
Pump Products	$ 12,887	$ 9,348	$ 10,251
Dispensing Equipment	2,967	3,651	5,129
Other Engineered Products	3,874	4,990	5,987
Corporate office and other	590	1,346	272
Total capital expenditures	$ 20,318	$ 19,335	$ 21,639

(1) IDEX discontinued goodwill and trademark amortization as of January 1, 2002, in accordance with SFAS No. 142, as further explained in Note 2.

(2) IDEX took actions in 2002 and 2001 to downsize operations to lower its cost structure, as further explained in Note 7. Group operating income in these years excluded net unallocated corporate operating expenses and restructuring activity. The restructuring activity resulted in income of $203 in 2002 and a charge of $11,226 in 2001 and were not assigned to the individual group segments. Had the Company allocated the 2002 restructuring activity, it would have been assigned to the groups as follows: Pump Products (income of $1,046), Dispensing Equipment (expense of $121) and Other Engineered Products (expense of $722). Had the Company allocated the 2001 restructuring charge, it would have been assigned to the groups as follows: Pump Products ($7,769), Dispensing Equipment ($1,894) and Other Engineered Products ($1,563).

(3) Excludes amortization of debt issuance expenses.

Information about the Company's operations in different geographical regions for the years ended December 31, 2003, 2002 and 2001 is shown below. Net sales were attributed to geographic areas based on location of the customer, and no country outside the U.S. was greater than 10% of total revenues.

	2003	2002	2001
Net sales			
U.S.	$441,427	$434,791	$422,084
Europe	213,905	186,466	173,747
Other countries	142,588	120,757	131,116
Total net sales	$797,920	$742,014	$726,947
Long-lived assets			
U.S.	$523,633	$528,942	$489,734
Europe	207,308	176,948	130,280
Other countries	5,206	3,900	3,887
Total long-lived assets	$736,147	$709,790	$623,901

7. Restructuring Activity

IDEX took actions in 2002 and 2001 to downsize operations to lower its cost structure. These steps were necessary to appropriately size the Company's production capacity to match the declining levels of demand for a broad range of products. The restructuring actions affected multiple employee groups in approximately 20 locations across 11 of our operating business units. No business activities or product lines were abandoned. All costs of the restructuring actions were charged to expense and included in "Restructuring activity" in the Consolidated Statements of Operations. The restructuring charges included employee severance, fringe benefits, outplacement fees, idle facility carrying costs, lease termination costs, the loss on sale of equipment, and the loss on disposal of two manufacturing facilities owned by the Company. Determination of the restructuring charges was based on the estimated severance benefits paid to terminated employees, the net book value of surplus assets less expected proceeds, and estimated other costs.

In 2002, IDEX reversed $1,531 of accrued restructuring expenses previously recorded. Of this reversal, $1,090 was attributable to the fact that the Company was able to sell one manufacturing facility for more than the value estimated at the time the restructuring plan was adopted.

The restructuring activity was separately identified in the Consolidated Statements of Operations and resulted in the following activity for 2002 and 2001:

	2002	2001
Pretax charge	$ 1,328	$ 11,226
Reversal of previously recorded charges	(1,531)	–
Total pretax (income) charge	(203)	11,226
Provision (benefit) for income taxes	72	(4,154)
Total (income) charge after taxes	$ (131)	$ 7,072

The Consolidated Balance Sheets at December 31, 2002 and 2001, included accrued restructuring costs of $480 and $5,479, respectively, in "Accrued expenses".

The cash requirements for the restructuring plans did not have a significant impact on the Company's liquidity. The restructuring actions resulted in the layoff of 508 employees, both hourly and salaried, across 11 business units, representing approximately 12% of our labor force. The restructurings led to 27 and 481 employee terminations in 2002 and 2001, respectively. As of December 31, 2003, all planned employee terminations have been completed.

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

8. Stock Options

Under various plans, the Company may grant stock options to employees and non-employee directors at exercise prices equal to or exceeding the market price at the date of grant. Therefore, no compensation cost has been recognized in the Consolidated Statements of Operations for these plans. Substantially all of the options become exercisable in five equal installments, beginning one year from the date of grant, and generally expire 10 years from the date of grant. The Company may grant additional options for up to 1.3 million shares.

The following table summarizes option activity under the plans:

	Number of Shares Under Option	Weighted Average Option Price Per Share
Outstanding at December 31, 2000	3,253,459	$ 25.10
Granted	796,650	28.33
Exercised	(886,367)	21.09
Forfeited	(169,900)	29.08
Outstanding at December 31, 2001	2,993,842	26.92
Granted	866,440	36.72
Exercised	(345,945)	24.71
Forfeited	(184,775)	30.95
Outstanding at December 31, 2002	3,329,562	29.48
Granted	1,007,325	30.54
Exercised	(542,600)	25.41
Forfeited	(189,454)	32.20
Outstanding at December 31, 2003	3,604,833	$ 30.24
Exercisable at December 31, 2001	1,256,382	$ 25.27
Exercisable at December 31, 2002	1,428,916	$ 26.49
Exercisable at December 31, 2003	1,539,935	$ 28.71

Weighted-average fair value of options granted during the year ended:

December 31, 2001	$ 9.30
December 31, 2002	$ 12.49
December 31, 2003	$ 8.85

The following table summarizes information about options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life of Contract	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$15.50 - 25.00	409,246	3.7 years	$23.18	371,338	$23.02
25.01 - 30.00	2,206,872	7.6 years	28.50	766,069	27.73
30.01 - 39.45	988,715	7.5 years	37.06	402,528	35.82
TOTAL	3,604,833	7.1 years	$30.24	1,539,935	$28.71

9. Debt

Debt at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Long-term debt		
Senior Notes	$ 150,000	$150,000
Bank credit facilities, including accrued interest	18,009	81,507
Other long-term debt	8,537	9,544
Total long-term debt	$ 176,546	$ 241,051

In February 1998, the Company sold $150 million of Senior Notes due February 15, 2008 (Senior Notes), with a coupon interest rate of 6.875% and an effective rate of 6.919% to maturity. Interest is payable semiannually. The Senior Notes are redeemable at any time at the option of the Company in whole or in part. At December 31, 2003, the fair market value of the Senior Notes was approximately $228 million, based on the quoted market price.

The Company has a $300 million domestic multi-currency bank revolving credit facility (Credit Facility), which expires June 8, 2006. At December 31, 2003, the Company had a total of $14 million drawn under the Credit Facility and outstanding letters of credit totaling $4 million. The net available borrowings under the Credit Facility as of December 31, 2003, were approximately $282 million.

Interest on the outstanding borrowings under the Credit Facility is payable quarterly at a rate based on the bank agent's reference rate or, at the Company's election, at a rate based on LIBOR plus 57.5 basis points per annum. A utilization fee is added to the interest rate. The weighted average interest rate on borrowings outstanding under the Credit Facility was 3.2% per annum at December 31, 2003. A facility fee equal to 17.5 basis points per annum is payable quarterly on the total amount available under the Credit Facility.

The Company and certain of its subsidiaries entered into a renewable, one-year agreement in December 2001 (Receivables Facility) with a financial institution, under which the Company collateralized certain of its receivables for borrowings. This agreement was renewed in December 2003 for another year. The Receivables Facility provides for borrowings of up to $25 million depending upon the level of eligible receivables. At December 31, 2003, there were no borrowings outstanding under the Receivables Facility.

The Company has a $30 million demand line of credit (Short-Term Facility), which expires May 21, 2004. Borrowings under the Short-Term Facility are based on LIBOR plus the applicable margin in effect under the Credit Facility. At December 31, 2003, there were no borrowings under the Short-Term Facility.

At December 31, 2003, other long-term debt included debt acquired in connection with recent acquisitions and other debt at international locations maintained for working capital purposes. Interest is payable on the outstanding balances at rates ranging from 2.8% to 4.9% per annum.

Total debt outstanding at December 31, 2003 and 2002 included accrued interest of $4.0 million and $4.1 million, respectively.

The indenture for the Senior Notes permits the payment of cash dividends only to the extent that no default exists under the notes, and limits the amount of cash dividends in accordance with specified formulas. At December 31, 2003, under the most restrictive of these provisions, the Company had approximately $154.3 million available for the payment of cash dividends in 2004.

10. Acquisitions

In January 2004, the Company acquired Manfred Vetter GmbH, based in Zülpich, Germany. Vetter is a world leader in the design and manufacture of pneumatic lifting and sealing bags for vehicle and air rescue, environmental protection, industrial maintenance, and disaster recovery and control. Vetter is operated as part of Hale Products.

In 2003, the Company acquired Sponsler Co., Inc. (June 2003) and Classic Engineering, Inc. (September 2003). Both companies are operated as part of the Pump Products Group. Sponsler, headquartered in Westminster, South Carolina, is a manufacturer of precision turbine flow meters to meet all flow applications, including low-flow and situations where viscosity, corrosive media, extreme temperature or hazardous materials are factors. Classic Engineering, Inc., headquartered in Jacksonville, Florida, is a supplier of fully integrated pump and metering systems to chemical companies and municipal water treatment facilities. It also engineers, designs and manufactures standard and custom chemical-feed systems for the water, wastewater, chemical OEM, pulp and paper, cement and general industrial markets. Classic is operated as part of Pulsafeeder, while Sponsler is operated as part of Liquid Controls. IDEX acquired Sponsler and Classic for a purchase price of $10,251 and $3,703, respectively, with financing provided by borrowings under the Credit Facility. Goodwill and intangible assets recognized as part of these aquisitions was $11,484 and $373, respectively. In February 2003, an $8.0 million payment of deferred consideration was made in connection with the Rheodyne acquisition that was consummated in July 2002.

In 2002, the Company acquired Halox Technologies, Inc. (April 2002), Rheodyne, L.P. (July 2002) and Wrightech Corporation (October 2002). All are operated as part of the Pump Products Group. Halox, headquartered in Bridgeport, Connecticut, is a manufacturer of point-of-use chlorine dioxide equipment. Its products generate chlorine dioxide for use in water treatment and disinfectant applications. Rheodyne, headquartered in Rohnert Park, California, is a manufacturer of injectors, valves, fittings and accessories for the analytical instrumentation market and used by manufacturers of high performance liquid chromatography equipment. Wrightech, headquartered in Waukesha, Wisconsin, is a manufacturer of stainless-steel positive displacement circumferential piston pumps and replacement parts for the sanitary pump market. Wrightech is operated as part of Viking Pump, while Halox is operated as part of Pulsafeeder. Rheodyne became IDEX's 12th stand-alone business unit, with its activities being closely coordinated with those of ISMATEC, Micropump and Trebor. IDEX acquired the above businesses for an aggregate purchase price of $74,928, with financing provided by borrowings under the Credit Facility. The Company also acquired $2,136 of debt in connection with the acquisitions. Goodwill and intangible assets recognized as part of these acquisitions was $62,370 and $6,431, respectively. In addition, in certain instances, the acquisitions contain purchase price contingencies, which are considered to be immaterial to the Company.

In 2001, IDEX completed the acquisitions of Liquid Controls L.L.C. (January 2001), Class 1, Inc. (January 2001) and Versa-Matic Tool Inc. (June 2001). Liquid Controls and Versa-Matic are operated as part of the Pump Products Group, while Class 1 is operated as part of the Other Engineered Products Group. Liquid Controls, headquartered in Lake Bluff, Illinois, is a leading manufacturer of positive displacement flow meters, electronic registration and process control systems. Class 1, headquartered in Ocala, Florida, is a leading manufacturer of electronic and mechanical components and systems for the specialty vehicle market. Versa-Matic, headquartered in Export, Pennsylvania, is a leading manufacturer and distributor of air-operated double-diaphragm pumps and pump replacement parts. IDEX acquired these businesses for an aggregate purchase price of $132,295, with financing provided by borrowings under the Credit Facility. The Company also acquired $2,931 of debt in connection with the acquisitions. Goodwill and intangible assets recognized as part of these acquisitions was $94,320 and $1,061, respectively. Goodwill of $67,782 and intangible assets of $740 were assigned to the Pump Products Group, while goodwill of $26,538 and intangible assets of $321 were assigned to the Other Engineered Products Group.

All acquisitions were accounted for as purchases, and operating results include the acquisitions from the dates of purchase. The Company does not consider any of the acquisitions to be material to its results of operations, financial condition, or cash flows for any of the years noted.

11. Comprehensive Income

The tax effects of the components of other comprehensive income for 2003, 2002 and 2001 follow:

	2003	2002	2001
Minimum pension adjustment			
Pretax amount	$ (2,864)	$ (13,732)	$ 640
Tax benefit (provision)	954	4,944	(296)
Aftertax amount	$ (1,910)	$ (8,788)	$ 344
Unrealized translation adjustment			
Pretax amount	$26,652	$ 19,466	$ 263
Tax provision	–	–	–
Aftertax amount	$26,652	$ 19,466	$ 263
Unrealized gains (losses) on derivatives			
Cumulative effect of change in accounting principles	$ –	$ –	$ 329
Derivatives	–	226	(555)
Pretax amount	–	226	(226)
Tax (provision) benefit	–	(86)	86
Aftertax amount	$ –	$ 140	$ (140)

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

12. Income Taxes

Pretax income for the years ended December 31, 2003, 2002, and 2001, was taxed under the following jurisdictions:

	2003	2002	2001
Domestic	$ 66,402	$ 58,087	$ 29,882
Foreign	30,268	25,808	23,549
Total	$ 96,670	$ 83,895	$ 53,431

The provision for income taxes for the years ended December 31, 2003, 2002, and 2001, was as follows:

	2003	2002	2001
Current			
U.S.	$ 13,000	$ 12,891	$ 12,775
State and local	738	448	1,178
Foreign	10,093	6,852	6,920
Total current	23,831	20,191	20,873
Deferred			
U.S.	6,954	6,934	(1,747)
State and local	779	–	(150)
Foreign	2,754	2,658	1,745
Total deferred	10,487	9,592	(152)
Total provision for income taxes	$ 34,318	$ 29,783	$ 20,721

Deferred (prepaid) income taxes resulted from the following:

	2003	2002	2001
Employee and retiree benefit plans	$ 5,046	$ (59)	$ (903)
Depreciation and amortization	8,334	6,603	4,364
Inventories	(785)	(285)	(2,263)
Allowances and accruals	(1,557)	3,560	(1,808)
Other	(551)	(227)	458
Total deferred (prepaid)	$ 10,487	$ 9,592	$ (152)

Deferred tax assets (liabilities) related to the following at December 31, 2003 and 2002:

	2003	2002
Employee and retiree benefit plans	$ 11,144	$ 13,762
Depreciation and amortization	(55,776)	(43,328)
Inventories	(4,456)	(4,764)
Tax benefit carry forwards	872	2,575
Allowances and accruals	4,922	3,789
Other	2,512	2,061
Total	$ (40,782)	$ (25,905)

The balance sheet at December 31, 2003, included a current deferred tax liability of $9,437 in accrued expenses and a noncurrent deferred tax liability of $31,345 in other noncurrent liabilities. The balance sheet at December 31, 2002, included a current deferred tax liability of $1,677 in accrued expenses and a noncurrent deferred tax liability of $24,228 in other noncurrent liabilities.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to pretax income. The computed amount and the differences for the years ended December 31, 2003, 2002, and 2001, were as follows:

	2003	2002	2001
Pretax income	$ 96,670	$ 83,895	$ 53,431
Provision for income taxes:			
Computed amount at statutory rate of 35%	$ 33,835	$ 29,363	$ 18,701
State and local income tax (net of federal tax benefit)	986	291	668
Taxes on non-US earnings - net	960	674	(536)
Amortization of cost in excess of net assets acquired	–	–	2,197
Foreign sales corporation	(945)	(1,260)	(858)
Other	(518)	715	549
Total provision for income taxes	$ 34,318	$ 29,783	$ 20,721

No provision has been made for U.S. or additional foreign taxes on $50,630 of undistributed earnings of foreign subsidiaries, which are permanently reinvested. It is not practical to estimate the amount of additional tax that might be payable if these earnings were repatriated. However, the Company believes that U.S. foreign tax credits would, for the most part, eliminate any additional U.S. tax and offset any additional foreign tax.

13. Derivative Instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires that derivative financial instruments be recognized in the financial statements at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity as a component of comprehensive income, depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS No. 133 in 2001 initially increased comprehensive income by $204 in Consolidated Shareholders' Equity.

At December 31, 2003, the Company had a foreign currency contract, which it entered into in anticipation of the funding of the January 2004 purchase of Manfred Vetter. The increase in fair market value of this contract resulted in income of $.5 million at December 31, 2003 and was included in "Other income (expense) – net" in the Consolidated Statements of Operations.

At December 31, 2001, the Company had two interest rate swaps, which effectively converted $52.3 million of floating rate debt into fixed rate debt at interest rates approximating 5.6%. The fair market value of the interest rate swaps was a net expense of $140 at December 31, 2001, as reported in other comprehensive income. Both of the interest rate swaps expired in March 2002.

Fair values relating to derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, based on quoted market prices of comparable contracts. The net gain or loss on the interest rate swap contracts was not material.

14. Retirement Benefits

The Company sponsors several qualified and nonqualified pension plans and other postretirement plans for its employees. The following table provides a reconciliation of the changes in the benefit obligations and fair value of plan assets over the two-year period ended December 31, 2003, and a statement of the funded status at December 31 for both years:

	Pension Benefits		Other Benefits	
	2003	**2002**	**2003**	**2002**
Change in benefit obligation				
Obligation at January 1	$ 71,968	$ 58,914	$ 16,188	$ 14,171
Service cost	3,765	3,486	330	346
Interest cost	4,703	4,209	1,066	1,054
Plan amendments	(15)	407	–	–
Benefits paid	(5,374)	(3,854)	(510)	(480)
Actuarial loss	9,470	8,806	1,583	1,097
Obligation at December 31	$ 84,517	$ 71,968	$ 18,657	$ 16,188
Change in plan assets				
Fair value of plan assets at January 1	$ 38,764	$ 44,402	$ –	$ –
Actual return on plan assets	7,668	(5,387)	–	–
Employer contributions	20,444	3,019	510	480
Benefits paid	(5,374)	(3,854)	(510)	(480)
Other	746	584	–	–
Fair value of plan assets at December 31	$ 62,248	$ 38,764	$ –	$ –
Funded status				
Funded status at December 31	$ (22,269)	$ (33,204)	$ (18,657)	$ (16,188)
Unrecognized loss	29,354	28,313	3,619	2,127
Unrecognized transition obligation	287	321	–	–
Unrecognized prior service cost	2,411	2,798	(533)	(564)
Net amount recognized at December 31	$ 9,783	$ (1,772)	$ (15,571)	$ (14,625)
Recognized in the Consolidated Balance Sheets				
Prepaid benefit cost	$ 5,433	$ 4,707	$ –	$ –
Accrued benefit liability	(16,764)	(25,085)	(15,571)	(14,625)
Intangible asset	1,712	2,069	–	–
Accumulated other comprehensive income	19,402	16,537	–	–
Net amount recognized at December 31	$ 9,783	$ (1,772)	$ (15,571)	$ (14,625)

The accumulated benefit obligation for all defined benefit pension plans was $77,611 and $63,205 at December 31, 2003 and 2002, respectively. For plans with an accumulated benefit obligation in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets was $67,847, $62,073 and $45,309, respectively, at December 31, 2003, and $62,654, $54,140 and $29,055, respectively, at December 31, 2002.

The assumptions used in the measurement of the Company's benefit obligation at December 31, 2003 and 2002, were as follows:

	U.S. Plans		Non-U.S. Plans	
	2003	**2002**	**2003**	**2002**
Discount rate	6.00 %	6.75%	5.50 %	5.75%
Expected return on plan assets	8.50 %	9.00%	6.50 %	6.50%
Rate of compensation increase	4.00 %	4.00%	4.25 %	3.75%

The discount rate assumption for benefits other than pension benefit plans was 6.00% and 6.75% at December 31, 2003 and 2002, respectively. To develop the expected rate of return on plan assets, the Company considered the historical returns and the future expectations for returns on each asset class, as well as the target asset allocation of the pension portfolio.

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

The following tables provide the components of, and the assumptions used to determine, the net periodic benefit cost for the plans in 2003, 2002, and 2001:

	Pension Benefits			Other Benefits		
	2003	2002	2001	2003	2002	2001
Service cost	$ 3,765	$ 3,486	$ 3,160	$ 330	$ 346	$ 317
Interest cost	4,703	4,209	3,991	1,066	1,054	1,155
Expected return on plan assets	(3,449)	(3,903)	(4,248)	–	–	–
Net amortization	3,216	848	475	(31)	(29)	28
Net periodic benefit cost	$ 8,235	$ 4,640	$ 3,378	$ 1,365	$ 1,371	$ 1,500

	U.S. Plans			Non-U.S. Plans		
	2003	2002	2001	2003	2002	2001
Discount rate	6.75%	7.50%	8.00%	5.75%	6.00%	6.00%
Expected return on plan assets	8.50%	9.00%	9.00%	6.50%	7.50%	7.00%
Rate of compensation increase	4.00%	4.00%	4.00%	3.75%	4.00%	4.50%

The discount rate assumption used to determine the net periodic benefit cost for benefits other than pension benefit plans was 6.75%, 7.50% and 8.00% in 2003, 2002 and 2001, respectively. Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market value of assets are amortized over the average remaining service period of active participants. Contributions to bargaining unit-sponsored multiemployer plans and defined contribution plans were $6,756, $6,607 and $6,292 for 2003, 2002 and 2001, respectively.

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually each year to a rate of 6% for 2008, and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% increase in the assumed health care cost trend rates would increase the service and interest cost components of the net periodic benefit cost by $137 and the health care component of the accumulated postretirement benefit obligation by $1,711. A 1% decrease in the assumed health care cost trend rate would decrease the service and interest cost components of the net periodic benefit cost by $116 and the health care component of the accumulated postretirement benefit obligation by $1,463.

The provisions of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Act) have not been taken into account in the determination of IDEX's accumulated postretirement benefit obligation or net periodic benefit cost, pending further guidance on the accounting for the federal subsidy. The Company does not expect that the effects of the Act will have a material impact on its results of operations, financial condition, or cash flows.

Plan Assets

The Company's pension plan weighted-average asset allocations at December 31, 2003, and 2002, by asset category, were as follows:

	2003	2002
Equity securities	68%	54%
Debt securities	31	39
Other	1	7
Total	100%	100%

The investment objectives of its plan assets are to earn the highest possible rate of return consistent with the tolerance for risk as determined periodically by IDEX in its role as a fiduciary. The general guidelines of asset allocation of fund assets are that equities will represent from 55% to 75% of the market value of total fund assets with a target of 64%, and fixed income obligations, including cash, will represent from 25% to 45% with a target of 36%. The Company strives to maintain asset allocations within the designated ranges by conducting periodic reviews of fund allocations and plan liquidity needs, and rebalancing the portfolio accordingly. As of December 31, 2003 and 2002, there were no shares of the Company's stock held in plan assets.

Cash Flows

The Company expects to contribute approximately $9.0 million to its pension plans and $.7 million to its other postretirement benefit plans in 2004.

15. Quarterly Results of Operations

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2003 and 2002:

	2003 Quarters				2002 Quarters			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$195,498	$207,147	$197,314	$197,961	$174,936	$190,430	$189,105	$187,543
Gross profit	74,303	82,123	76,178	76,716	65,425	74,138	71,614	70,261
Operating income	23,401	29,557	28,943	27,961	22,506	28,160	26,945	22,761
Net income	12,695	16,943	16,509	16,205	11,545	15,610	14,786	12,171
Basic EPS	$ .39	$ .52	$ .51	$ .49	$ .38	$ .49	$ .46	$ .38
Basic weighted average shares outstanding	32,291	32,384	32,661	32,785	30,513	31,668	32,245	32,252
Diluted EPS	$ .39	$ .51	$ .49	$ .48	$ .37	$ .48	$ .45	$ .37
Diluted weighted average shares outstanding	32,805	33,131	33,640	33,826	31,544	32,653	32,883	32,893

During the second and fourth quarters of 2002, IDEX took actions to downsize its operations to reflect lower levels of activity. As a result, the Company recorded a charge of $107 and income of $310 in the second and fourth quarters of 2002, respectively, related to the restructuring activity. See Note 7 for additional details.

Reports

Independent Auditors' Report

To the Board of Directors and Shareholders of IDEX Corporation

We have audited the accompanying consolidated balance sheets of IDEX Corporation and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, consolidated shareholders' equity, and consolidated cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the Consolidated Financial Statements, in 2002 the Company changed its method of accounting for goodwill and intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
January 22, 2004

Management Report

IDEX Corporation's management is responsible for the fair presentation and consistency of all financial data included in this Annual Report in accordance with accounting principles generally accepted in the United States of America. Where necessary, the data reflect management's best estimates and judgments.

Management also is responsible for maintaining a system of internal control with the objectives of providing reasonable assurance that IDEX's assets are safeguarded against material loss from unauthorized use or disposition, and that authorized transactions are properly recorded to permit the preparation of accurate financial data. Cost benefit judgments are an important consideration in this regard. The effectiveness of internal control is maintained by personnel selection and training, division of responsibilities, establishment and communication of policies, and ongoing internal review programs and audits. Management believes that IDEX's system of internal control as of December 31, 2003, is effective and adequate to accomplish the above described objectives.

Dennis K. Williams
Chairman of the Board, President and Chief Executive Officer

Wayne P. Sayatovic
Senior Vice President – Finance and Chief Financial Officer

Northbrook, Illinois
January 22, 2004



From left to right, seated: Cyril Leung (Suzhou), Pete Timpanelli (Halox), Ivy Suter (Gast Manufacturing), Nick Dorsch (Versa-Matic), John McMurray (Group Executive)

From left to right, standing: Mike Schneider (Liquid Controls), Mike Sponsler (Sponsler), Steve Fairbanks (Viking Pump), Tom Akehurst (Warren Rupp), George Noa (Knight), Paul Beldham (Pulsafeeder)

Pump Products

GAST MANUFACTURING, INC.
2550 Meadowbrook Road
Benton Harbor, MI 49022
(269) 926-6171
Ivy B. Suter
President
Age: 50
Years of Service: 3

LIQUID CONTROLS, INC.
105 Albrecht Drive
Lake Bluff, IL 60044
(847) 295-1050
Michael Schneider
President
Age: 40
Years of Service: 10

SPONSLER CO., INC.
2363 Sandifer Blvd.
Westminster, SC 29693
(864) 647-2065
Michael R. Sponsler
President
Age: 55
Years of Service: 18

PULSAFEEDER, INC.
2883 Brighton-Henrietta Town Line Rd.
Rochester, NY 14623
(585) 292-8000
Paul M. Beldham
President
Age: 48
Years of Service: 18

KNIGHT, INC.
20531 Crescent Bay Drive
Lake Forest, CA 92630
(949) 595-4800
George J. Noa
President
Age: 53
Years of Service: 7

HALOX TECHNOLOGIES, INC.
304 Bishop Avenue
Bridgeport, CT 06610
(203) 334-6278
Peter L. Timpanelli
President
Age: 50
Years of Service: 1

VIKING PUMP, INC.
406 State St.
Cedar Falls, IA 50613
(319) 266-1741
Steven C. Fairbanks
President
Age: 44
Years of Service: 8

WARREN RUPP, INC.
800 North Main St.
Mansfield, OH 44902
(419) 524-8388
Thomas E. Akehurst
President
Age: 50
Years of Service: 9

VERSA-MATIC, INC.
6017 Enterprise Drive
Export, PA 15632
(724) 327-7867
Nicholas L. Dorsch
President
Age: 38
Years of Service: 9

IDEX TECHNOLOGY (SUZHOU) CO. LTD.
Units A and B
No. 428 Zing Long Street
Suchun Industrial Square
Suzhou Industrial Park
Suzhou, China
011-86-512-6283-3000
Cyril Leung
General Manager
Age: 48
Years of Service: 1



From left to right, seated: Jeff Hohman (Micropump), Henry O'Connell (Precision Flow Products), Greg Orr (Trebor)

From left to right, standing: Mark McDonald (Rheodyne), Peter Zwingli (ISMATEC)

PRECISION FLOW PRODUCTS
1402 N.E. 136th Ave.
Vancouver, WA 98684
(360) 253-2008
Henry J. O'Connell
President
Age: 50
Years of Service: less than 1

MICROPUMP, INC.
1402 N.E. 136th Ave.
Vancouver, WA 98684
(360) 253-2008
Jeffrey L. Hohman
President
Age: 50
Years of Service: 13

ISMATEC S.A.
Feldeggstrasse 6
CH-8152 Glattbrugg-Zürich
Switzerland
011-41-1874-9494
Peter Zwingli
Managing Director
Age: 42
Years of Service: less than 1

TREBOR INTERNATIONAL, INC.
8100 South 1300 West
West Jordan, UT 84088
(801) 561-0303
Gregory R. Orr
President
Age: 42
Years of Service: 8

RHEODYNE, L.P.
600 Park Court
Rohnert Park, CA 94928
(707) 588-2000
Mark F. McDonald
President
Age: 53
Years of Service: 1

NOTE: Years of service include periods prior to acquisition by IDEX.



Dispensing Equipment

FAST & FLUID MANAGEMENT SRL
Via Pelizza da Volpedo, 109
20092 Cinisello Balsamo, Italy
011-39-02-66091-432
Osvaldo Mattion
President
Age: 50
Years of Service: 1

FLUID MANAGEMENT, INC.
1023 S. Wheeling Rd.
Wheeling, IL 60090
(847) 537-0880
Robert K. Brinley
President
Age: 48
Years of Service: 13

FAST & FLUID MANAGEMENT NETHERLANDS
Hub van Doorneweg 31
2171 KZ Sassenheim
The Netherlands
011-31-252-240800
Steven E. Semmler
Managing Director
Age: 48
Years of Service: 24

LUBRIQUIP, INC.
18901 Cranwood Pkwy.
Warrensville Heights, OH 44128
(216) 581-2000
Richard C. Morgan
President
Age: 44
Years of Service: 1

Above from left to right, seated: Rick Morgan (Lubriquip), Bob Brinley (Fluid Management), Steve Semmler (FAST & Fluid Management Netherlands)

From left to right, standing: Dave Windmuller (Group Executive), Osvaldo Mattion (FAST & Fluid Management Srl)

Below from left to right, seated: Bob Kreps (Hale Products), Dave Windmuller (Group Executive), Uwe Kirchner (Hale Hydraulic Equipment)

From left to right, standing: Gary Ewers (Hale Fire Suppression), Bob Johnson (BAND-IT)

Other Engineered Products

BAND-IT-IDEX, INC.
4799 Dahlia St.
Denver, CO 80216
(303) 320-4555
Robert J. Johnson
President
Age: 51
Years of Service: 16

HALE PRODUCTS, INC.
607 N.W. 27th Avenue
Ocala, FL 34475
(352) 629-5020
Robert W. Kreps
President
Age: 57
Years of Service: 2

HALE FIRE SUPPRESSION
607 N.W. 27th Avenue
Ocala, FL 34475
(352) 629-5020
Gary P. Ewers
President
Age: 34
Years of Service: 11

HALE HYDRAULIC EQUIPMENT
Weinstrasse 39
D-91058 Erlangen, Germany
011-49-9131-6980
Uwe Kirchner
President
Age: 41
Years of Service: 16



NOTE: Years of service include periods prior to acquisition by IDEX.

Corporate Officers & Directors

CORPORATE OFFICERS

Dennis K. Williams
Chairman of the Board,
President and Chief Executive Officer
Age: 57
Years of Service: 4

Wayne P. Sayatovic
Senior Vice President – Finance
and Chief Financial Officer
Age: 57
Years of Service: 31

Dominic A. Romeo
Vice President and Chief Financial Officer – elect
Age: 44
Years of Service: less than 1

Kimberly K. Bors
Vice President – Human Resources
Age: 43
Years of Service: 1

Clinton L. Kooman
Vice President – Controller
Age: 60
Years of Service: 39

Douglas C. Lennox
Vice President – Treasurer
Age: 51
Years of Service: 24

John L. McMurray
Vice President – Group Executive of Pump
Products and Operational Excellence
Age: 53
Years of Service: 11

Dennis L. Metcalf
Vice President – Corporate Development
Age: 56
Years of Service: 30

Frank J. Notaro
Vice President – General Counsel and Secretary
Age: 40
Years of Service: 6

David T. Windmuller
Vice President – Group Executive of Dispensing
Equipment and Other Engineered Products
Age: 46
Years of Service: 23

NOTE: Years of service for corporate officers include periods with predecessor to IDEX.

DIRECTORS

Dennis K. Williams ▣
Chairman of the Board,
President and Chief Executive Officer
IDEX Corporation
Northbrook, Illinois
Age: 57
Years of Service: 4

Bradley J. Bell ▦
Executive Vice President and
Chief Financial Officer
Nalco Company
Naperville, Illinois
Age: 51
Years of Service: 3

Frank S. Hermance ▦
Chairman and Chief Executive Officer
AMETEK, Inc.
Paoli, Pennsylvania
Age: 55
Years of Service: less than 1

Gregory B. Kenny ■
President and Chief Executive Officer
General Cable Corporation
Highland Heights, Kentucky
Age: 51
Years of Service: 2

Paul E. Raether □
Member
Kohlberg Kravis Roberts & Co., L.L.C.
New York, New York
Age: 57
Years of Service: 16

Neil A. Springer □ ▦ □
Managing Director
Springer & Associates, L.L.C.
Chicago, Illinois
Age: 65
Years of Service: 14

Michael T. Tokarz ▣ ■
Member
The Tokarz Group L.L.C.
New York, New York
Age: 54
Years of Service: 16

Member of:

- ▣ Executive Committee
- ▦ Audit Committee
- ■ Compensation Committee
- □ Nominating and Governance Committee

Shareholder Information

Corporate Executive Office
IDEX Corporation
630 Dundee Road
Northbrook, Illinois 60062
USA
(847) 498-7070

Investor Information
Inquiries from shareholders and prospective investors should be directed to:
Susan H. Fisher, Director – Investor Relations, at the Northbrook, IL office (above).
Further information also may be accessed at www.idexcorp.com.

Registrar and Transfer Agent:
Inquiries about stock transfers, address changes or IDEX's dividend reinvestment program should be directed to:

National City Bank
Shareholder Services
3rd Floor North
4100 W. 150th Street
Cleveland, Ohio 44135
(800) 622-6757

Independent Auditors
Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601

Dividend Policy
IDEX paid a quarterly dividend on its common stock on January 30, 2004, of $0.14 per share, which is unchanged from last year's quarterly dividend rate. The declaration of future dividends, subject to certain limitations, is within the discretion of the company's Board of Directors and will depend upon, among other things, business conditions, earnings and IDEX's financial condition. See Note 9 of the Notes to Consolidated Financial Statements.

Stock Market Information
IDEX common stock was held by an estimated 5,700 shareholders at December 31, 2003, and is traded on the New York Stock Exchange and Chicago Stock Exchange under the ticker symbol IEX.

Public Filings
Shareholders may obtain a copy of any Form 10-K and Form 10-Q filed with the United States Securities and Exchange Commission by written request to the attention of Susan H. Fisher, Director – Investor Relations, at the Northbrook, IL office (above), or through the company's website at www.idexcorp.com.

Annual Meeting
The annual meeting of IDEX shareholders will be held on Tuesday, March 23, 2004, at 10:00 am local time at:

LaSalle Room
Bank of America
231 South LaSalle Street
Chicago, Illinois 60697

Stock History
Quarterly Closing Prices


$45
40
35
30
25
20
15
10
5
92 93 94 95 96 97 98 99 00 01 02 03

Quarterly Stock Price

		First	Second	Third	Fourth
2003	High	$34.50	$36.88	$40.40	$42.37
	Low	26.02	28.76	35.10	35.89
	Close	29.00	36.24	36.44	41.59
2002	High	$38.90	$39.66	$33.50	$34.83
	Low	33.25	31.65	27.15	25.70
	Close	37.00	33.50	28.55	32.70


IDEX
IDEX CORPORATION
630 DUNDEE ROAD
NORTHBROOK, IL 60062 USA
www.idexcorp.com